ANNUAL REPORT
2025

Douglas Emmett

www.douglasemmett.com



Dear Fellow Shareholders,



Last year began with devastating fires impacting many of our colleagues, neighbors, friends, and tenants. The destruction was astounding, with many homes lost. Pacific Palisades seems to be recovering well on many fronts due to the resilience and strength of the local community, but it has been challenging.

My hope is that 2025 will also be remembered as the year our local office market began its recovery. As I have mentioned on my quarterly calls, there are a number of very positive early indications. Following two flat quarters and one negative quarter, the fourth quarter delivered 100,000 square feet of net positive absorption - our best absorption quarter since the pandemic. We also ended the year with high retention rates and very healthy new demand. As I have said many times, our primary focus is on moving our office leased rate back over 90%, and I am confident that we will get that done. Our operating group has always been the backbone of this company; their ability to maintain our properties and produce steady cash flow during these challenging periods is unmatched and nothing short of remarkable.

We feel that real estate is a local business, so we operate with a narrow geographic focus to maintain a significant "home-team" advantage. The communities where we operate possess fundamental strength driven by supply constraints, diverse industries, environment, and strong local residential support. As such, we feel our long-term prospects are excellent. With that said, our diversification across two distinct asset classes - Office and Residential - has acted as a wonderful hedge against national and global shocks from the broader economy. While the pandemic created significant vacancy in our office portfolio, our multifamily portfolio has been a standout performer. We ended the year at full occupancy, with same-property cash NOI up by nearly 6% over the prior year[1]. The demand for high-end residential units in the Westside of Los Angeles remains deep, confirming our decision to aggressively expand this segment of our business.

Without taking our focus off the fundamentals, we know from experience that periods of market uncertainty offer the greatest opportunities for meaningful growth. Many talk about "contrarian investing," but few have the fortitude to run against the herd. During 2025, we purchased a 17-story office property in Westwood with excess development rights that we are converting into a premier mixed-use community (a move that received overwhelming support from our JV partners); we commenced construction at the Landmark Residences, a 712-unit three-tower project on 5 acres in Brentwood; and we successfully transitioned our 460,000 square foot office building in the Burbank Media District to a multitenant office building after 30 years as a single-tenant property.

We believe that the current market environment continues to offer opportunities to purchase assets at a significant discount to their long-term value, and we are uniquely positioned to build residential assets profitably on land we already own in the best local markets. Our discipline and deep local expertise give us confidence that these activities will deliver significant long-term value to our shareholders.

As we enter 2026, we are well-positioned for the challenges and the opportunities lying ahead. We entered COVID with a strong balance sheet and we have done a good job of managing our leverage while maintaining liquidity. This past year we executed almost $2 billion in debt transactions to extend our maturities - all at very competitive rates.

As I do every year, I promise that Ken and I, and the entire Douglas Emmett team, remain committed to the high standards and hard work ethic that have been our hallmark for over 40 years.

Sincerely,

Jordan L. Kaplan
President & CEO

(1) See page 24 of this Annual Report for a reconciliation of Net income attributable to common stockholders to Same Property NOI.

DOUGLAS EMMETT, INC.

2025 ANNUAL REPORT

<table>
<tr><td colspan="2">Table of Contents</td></tr>
<tr><td></td><td>Page</td></tr>
<tr><td>Glossary</td><td>2</td></tr>
<tr><td>Forward Looking Statements</td><td>5</td></tr>
<tr><td>Business</td><td>6</td></tr>
<tr><td>Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities</td><td>13</td></tr>
<tr><td>Management's Discussion and Analysis of Financial Condition and Results of Operations</td><td>15</td></tr>
<tr><td>Quantitative and Qualitative Disclosures About Market Risk</td><td>29</td></tr>
<tr><td>Consolidated Financial Statements</td><td>30</td></tr>
</table>

<u>**2025 Annual Report Contents**</u>

This Annual Report includes certain sections from our Annual Report on Form 10-K filed with the SEC on February 20, 2026, which is available on our website at www.douglasemmett.com. For more information see "Available Information" in the Business section on page 12.

This Annual Report contains certain non-GAAP financial measures within the meaning of Regulation G. The calculations of these non-GAAP financial measures may differ from those used by other REITs. The reasons for their use and reconciliations to the most directly comparable GAAP measures are included in Management's Discussion and Analysis of Financial Condition and Results of Operations in this Report.

Glossary

Abbreviations used in this Report:

ADA	Americans with Disabilities Act of 1990
AOCI	Accumulated Other Comprehensive Income (Loss)
ASC	Accounting Standards Codification
ASU	Accounting Standards Update
BOMA	Building Owners and Managers Association
CEO	Chief Executive Officer
CFO	Chief Financial Officer
Code	Internal Revenue Code of 1986, as amended
COO	Chief Operating Officer
DEI	Douglas Emmett, Inc.
EPA	United States Environmental Protection Agency
EPS	Earnings Per Share
Exchange Act	Securities Exchange Act of 1934, as amended
FASB	Financial Accounting Standards Board
FDIC	Federal Deposit Insurance Corporation
FFO	Funds From Operations
Fund	Unconsolidated Institutional Real Estate Fund
GAAP	Generally Accepted Accounting Principles (United States)
JV	Joint Venture
LTIP Units	Long-Term Incentive Plan Units
NAREIT	National Association of Real Estate Investment Trusts
NYSE	New York Stock Exchange
OCI	Other Comprehensive Income (Loss)
OP Units	Operating Partnership Units
Operating Partnership	Douglas Emmett Properties, LP
Partnership X	Douglas Emmett Partnership X, LP
PCAOB	Public Company Accounting Oversight Board (United States)
QRS	Qualified REIT subsidiary(ies)
REIT	Real Estate Investment Trust
Report	Annual Report
SEC	Securities and Exchange Commission
Securities Act	Securities Act of 1933, as amended
S&P 500	Standard & Poor's 500 Index
SOFR	Secured Overnight Financing Rate
TRS	Taxable REIT Subsidiary(ies)
US	United States
VIE	Variable Interest Entity(ies)

Defined terms used in this Report:

Annualized Rent	Annualized cash base rent (excludes tenant reimbursements, parking and other revenue) before abatements under leases commenced as of the reporting date and expiring after the reporting date. Annualized Rent for our triple net office properties (in Honolulu) is calculated by adding expense reimbursements and estimates of normal building expenses paid by tenants to base rent. Annualized Rent does not include lost rent recovered from insurance and rent for building management use. Annualized Rent includes rent for our corporate headquarters in Santa Monica. We report Annualized Rent because it is a widely reported measure of the performance of equity REITs, and is used by some investors as a means to determine tenant demand and to compare our performance and value with other REITs. We use Annualized Rent to manage and monitor the performance of our office and multifamily portfolios.
Consolidated Portfolio	Includes all of the properties included in our consolidated results, including our consolidated JVs.
Development Portfolio	Represents the following properties undergoing development activities: (i) a residential property with 712 apartments and approximately 34,000 square feet of retail space in Los Angeles which we removed from the residential rental market following a fire in January 2020, (ii) a 456,000 square foot single tenant office property in Los Angeles that we commenced converting to multi-tenant after the tenant's lease expired in 2024 and (iii) a 247,000 square foot office property in Westwood with an adjoining residential development site that we acquired in January 2025 and which we are planning to develop into 323 apartments.
Funds From Operations (FFO)	We calculate FFO in accordance with the standards established by NAREIT by excluding gains (or losses) on sales of investments in real estate, gains (or losses) from changes in control of investments in real estate, real estate depreciation and amortization (other than amortization of right-of-use assets for which we are the lessee and amortization of deferred loan costs), impairment write-downs of real estate and impairment write-downs of our investment in our unconsolidated Fund from our net income (loss) (including adjusting for the effect of such items attributable to our consolidated JVs and our unconsolidated Fund, but not for noncontrolling interests included in our Operating Partnership). FFO is a non-GAAP supplemental financial measure that we report because we believe it is useful to our investors. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" included in this Report for a discussion of FFO.
In-Service Portfolio	Represents our Total Portfolio excluding properties in our Development Portfolio.
Leased Rate	Commencing in the fourth quarter of 2024, the Leased Rate reflects the percentage leased for our In-Service Portfolio as of the reporting date. Prior to the fourth quarter of 2024 the Leased Rate reflected the percentage leased for our Total Portfolio as of the reporting date. Management space is considered leased. Space taken out of service during a repositioning or which is vacant as a result of a fire or other damage is excluded from both the numerator and denominator for calculating the Leased Rate. For newly developed buildings going through lease up, units are included in both the numerator and denominator as they are leased. We report Leased Rate because it is a widely reported measure of the performance of equity REITs, and is also used by some investors as a means to determine tenant demand and to compare our performance with other REITs. We use Leased Rate to manage and monitor the performance of our office and multifamily portfolios.
Net Operating Income (NOI)	We calculate NOI as revenue less operating expenses attributable to the properties that we own and operate. NOI is calculated by excluding the following from our net income (loss): general and administrative expenses, depreciation and amortization expense, other income, other expenses, income (loss) from unconsolidated Fund, interest expense, gains (or losses) on sales of investments in real estate, gain from consolidation of a JV, and net income (loss) attributable to noncontrolling interests. NOI is a non-GAAP supplemental financial measure that we report because we believe it is useful to our investors. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" included in this Report for a discussion of our Same Property NOI.
Occupancy Rate	We calculate Occupancy Rate by excluding signed leases not yet commenced from the Leased Rate. We report Occupancy Rate because it is a widely reported measure of the performance of equity REITs, and is also used by some investors as a means to determine tenant demand and to compare our performance with other REITs. We use Occupancy Rate to manage and monitor the performance of our office and multifamily portfolios.

Defined terms used in this Report (continued):

Recurring Capital Expenditures	Building improvements required to maintain revenues once a property has been stabilized, and excludes capital expenditures for (i) acquired buildings being stabilized, (ii) newly developed space, (iii) upgrades to improve revenues or operating expenses or significantly change the use of the space, (iv) casualty damage and (v) bringing the property into compliance with governmental or lender requirements. We report Recurring Capital Expenditures because it is a widely reported measure of the performance of equity REITs, and is used by some investors as a means to determine our cash flow requirements and to compare our performance with other REITs. We use Recurring Capital Expenditures to manage and monitor the performance of our office and multifamily portfolios.
Rentable Square Feet	Based on the BOMA remeasurement and consists of leased square feet (including square feet with respect to signed leases not commenced as of the reporting date), available square feet, building management use square feet and square feet of the BOMA adjustment on leased space. We report Rentable Square Feet because it is a widely reported measure of the performance and value of equity REITs, and is also used by some investors to compare our performance and value with other REITs. We use Rentable Square Feet to manage and monitor the performance of our office portfolio.
Rental Rate	We present two forms of Rental Rates - Cash Rental Rates and Straight-Line Rental Rates. Cash Rental Rate is calculated by dividing the rent paid on the measurement date by the Rentable Square Feet. Straight-Line Rental Rate is calculated by dividing the average rent over the lease term by the Rentable Square Feet.
Same Properties	Our consolidated properties that have been owned and operated by us in a consistent manner, and reported in our consolidated results during the entire span of both periods being compared. We exclude from our same property subset any properties that during the comparable periods were: (i) acquired, (ii) sold, held for sale, contributed or otherwise removed from our consolidated financial statements, (iii) that underwent a major repositioning project or were impacted by development activity, or suffered significant casualty loss that we believed significantly affected the properties' operating results. We also exclude rent received from ground leases.
Short-Term Leases	Represents leases that expired on or before the reporting date or had a term of less than one year, including hold over tenancies, month to month leases and other short-term occupancies.
Total Portfolio	Includes our consolidated properties, which includes the properties of our consolidated joint ventures.

Forward Looking Statements

This Report contains forward-looking statements within the meaning of the Section 27A of the Securities Act and Section 21E of the Exchange Act. You can find many (but not all) of these statements by looking for words such as "believe", "expect", "anticipate", "estimate", "approximate", "intend", "plan", "would", "could", "may", "future" or other similar expressions in this Report. We claim the protection of the safe harbor contained in the Private Securities Litigation Reform Act of 1995. We caution investors that any forward-looking statements used in this Report, or those that we make orally or in writing from time to time, are based on our beliefs and assumptions, as well as information currently available to us. Actual outcomes will be affected by known and unknown risks, trends, uncertainties and factors beyond our control or ability to predict. Although we believe that our assumptions are reasonable, they are not guarantees of future performance and some will inevitably prove to be incorrect. As a result, our future results can be expected to differ from our expectations, and those differences may be material. Accordingly, investors should use caution when relying on previously reported forward-looking statements, which were based on results and trends at the time they were made, to anticipate future results or trends. Some of the risks and uncertainties that could cause our actual results, performance or achievements to differ materially from those expressed or implied by forward-looking statements include the following:

- adverse economic, political or real estate developments affecting Southern California or Honolulu, Hawaii;
- competition from other real estate investors in our markets;
- decreasing rental rates or increasing tenant incentive and vacancy rates;
- reduced demand for office space, including as a result of remote work and flexible working arrangements that allow work from remote locations other than the employer's office premises;
- defaults on, early terminations of, or non-renewal of leases by tenants;
- elevated or increasing interest rates;
- increases in operating and construction costs, including due to inflation and actual or potential tariffs or trade disruptions;
- insufficient cash flows to service our outstanding debt or pay rent on ground leases;
- difficulties in raising capital;
- inability to liquidate real estate or other investments quickly;
- adverse changes to rent control laws and regulations;
- environmental uncertainties;
- natural disasters;
- fire and other property damage;
- insufficient insurance, or increases in insurance costs;
- inability to successfully expand into new markets and submarkets;
- difficulties in identifying properties to acquire and failure to complete acquisitions successfully;
- failure to successfully operate acquired properties;
- risks associated with property development;
- risks associated with JVs;
- conflicts of interest with our officers and reliance on key personnel;
- changes in zoning and other land use laws;
- adverse results of litigation or governmental proceedings;
- failure to comply with laws, regulations and covenants that are applicable to our business;
- possible terrorist attacks or wars;
- possible cyber attacks or intrusions;
- adverse changes to accounting rules;
- weaknesses in our internal controls over financial reporting;
- failure to maintain our REIT status under federal tax laws; and
- adverse changes to tax laws, including those related to property taxes.

For further discussion of these and other risk factors see Item 1A "Risk Factors" in our 2025 Annual Report on Form 10-K filed with the SEC on February 20, 2026. This Report and all subsequent written and oral forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. We do not undertake any obligation to release publicly any revisions to our forward-looking statements to reflect events or circumstances after the date of this Report except as required by law.

Business

Overview

Douglas Emmett, Inc. is a fully integrated, self-administered and self-managed REIT. We are one of the largest owners and operators of high-quality office and multifamily properties located in premier coastal submarkets in Los Angeles and Honolulu. Through our interest in our Operating Partnership, its subsidiaries, and our consolidated JVs, we focus on owning, acquiring, developing and managing a substantial market share of top-tier office properties and premier multifamily communities in neighborhoods with significant supply constraints, high-end executive housing and key lifestyle amenities. Our properties are located in the Beverly Hills, Brentwood, Burbank, Century City, Olympic Corridor, Santa Monica, Sherman Oaks/Encino, Warner Center/Woodland Hills and Westwood submarkets of Los Angeles County, California, and in Honolulu, Hawaii. We intend to increase our market share in our existing submarkets and may enter into other submarkets with similar characteristics where we believe we can gain significant market share. The terms "us," "we" and "our" as used in this Report refer to Douglas Emmett, Inc. and its subsidiaries on a consolidated basis.

At December 31, 2025, our Total Portfolio consisted of (i) an 18.0 million square foot office portfolio, which included a 456 thousand square foot office property under development, (ii) 5,445 multifamily apartment units, which included 1,035 apartment units under development, and (iii) fee interests in two parcels of land from which we receive rent under ground leases. For more information, see Item 2 "Properties" in our 2025 Annual Report on Form 10-K filed with the SEC on February 20, 2026. As of December 31, 2025, our portfolio consisted of the following (including ancillary retail space and excluding two parcels of land from which we receive rent under ground leases):

	Total Portfolio
Office	
Wholly-owned properties	52
Consolidated JV properties	18
Total	70
Multifamily	
Wholly-owned properties	12
Consolidated JV properties	3
Total	15
Total	85

Business Strategy

We employ a focused business strategy that we have developed and implemented over the past four decades:

- **Concentration of High Quality Office and Multifamily Properties in Premier Submarkets.**

    First we select submarkets that are supply constrained, with high barriers to entry, key lifestyle amenities, proximity to high-end executive housing and a strong, diverse economic base. Virtually no entitled Class A office space is currently under construction in our targeted submarkets. Our submarkets are dominated by small, affluent tenants, whose rents are very small relative to their revenues and often not the paramount factor in their leasing decisions. At December 31, 2025, our office portfolio median size tenant was approximately 2,400 square feet. Our office tenants operate in diverse industries, including among others legal, financial services, entertainment, real estate, accounting and consulting, health services, retail, technology and insurance, reducing our dependence on any one industry. In 2023, 2024 and 2025, no tenant accounted for more than 10% of our total revenues.

- **Disciplined Strategy of Acquiring Substantial Market Share In Each Submarket.**

  Once we select a submarket, we follow a disciplined strategy of gaining substantial market share to provide us with extensive local transactional market information, pricing power in lease and vendor negotiations and an enhanced ability to identify and negotiate investment opportunities. As a result, we average approximately a 39% share of the Class A office space in our submarkets based on the square feet of exposure in our total portfolio to each submarket. See "Office Portfolio Summary" in Item 2 "Properties" in our 2025 Annual Report on Form 10-K filed with the SEC on February 20, 2026.

- **Proactive Asset and Property Management.**

  Our fully integrated and focused operating platform provides the unsurpassed tenant service demanded in our submarkets, with in-house leasing, proactive asset and property management and internal design and construction services, which we believe provides us with a competitive advantage in managing our property portfolio. Our in-house leasing agents and legal specialists allow us to lease a large property portfolio with a diverse group of smaller tenants, closing an average of approximately three office leases each business day, and our in-house construction company allows us to compress the time required for building out many smaller spaces, resulting in reduced vacancy periods. Our property management group oversees day-to-day property management of both our office and multifamily portfolios, allowing us to benefit from the operational efficiencies permitted by our submarket concentration.

Corporate Structure

Douglas Emmett, Inc. was formed as a Maryland corporation on June 28, 2005 to continue and expand the operations of Douglas Emmett Realty Advisors and its nine institutional funds. All of our assets are directly or indirectly held by our Operating Partnership, which was formed as a Delaware limited partnership on July 25, 2005. As the sole stockholder of the general partner of our Operating Partnership, we generally have the exclusive power under the partnership agreement to manage and conduct the business of our Operating Partnership, subject to certain limited approval and voting rights of the other limited partners. Our interest in our Operating Partnership entitles us to share in the profits and losses and cash distributions in proportion to our percentage ownership.

JVs

At December 31, 2025, in addition to 52 office properties and 12 residential properties wholly-owned by our Operating Partnership, we managed and owned equity interests in six consolidated JVs, through which we and institutional investors owned 18 office properties in our core markets totaling 4.6 million square feet, and 3 residential properties with 793 apartments, which included 323 apartment units under development. At December 31, 2025, we owned a weighted average interest in the consolidated JVs of approximately 47% based on square footage. We are entitled to: (i) distributions based on invested capital, (ii) additional distributions based on cash net operating income or invested capital, (iii) fees for property management and other services, (iv) reimbursement of certain acquisition-related expenses and certain other costs, and (v) a carried interest for certain JVs if the investors' distributions exceed a hurdle rate.

The financial data in this Report presents our JVs on a consolidated basis in accordance with GAAP. See "Basis of Presentation" in Note 1 to our consolidated financial statements in this Report for more information regarding the consolidation of our JVs. The property data in this Report is presented for our Total Portfolio, which includes the properties owned by our JVs as we believe this presentation assists in understanding our business.

Segments

We operate two business segments, our office segment and our multifamily segment. Our segments include the acquisition, development, ownership and management of office and multifamily real estate. The services for our office segment include primarily the rental of office space and other tenant services, including parking and storage space rental. The services for our multifamily segment include primarily the rental of apartments and other tenant services, including parking and storage space rental. See Note 15 to our consolidated financial statements in this Report for more information regarding our segments.

Taxation

We believe that we qualify, and we intend to continue to qualify, for taxation as a REIT under the Code, although we cannot provide assurance that this has happened or will happen. See Item 1A "Risk Factors" in our 2025 Annual Report on Form 10-K filed with the SEC on February 20, 2026 for the risks we face regarding taxation as a REIT. The following summary is qualified in its entirety by the applicable Code provisions and related rules, and administrative and judicial interpretations. If we qualify for taxation as a REIT, we will generally not be required to pay federal corporate income taxes on the portion of our net income that is currently distributed to stockholders. This treatment substantially eliminates the "double taxation" (i.e., at the corporate and stockholder levels) that generally results from investment in a corporation. However, we will be required to pay federal income tax under certain circumstances.

The Code defines a REIT as a corporation, trust or association (i) which is managed by one or more trustees or directors; (ii) the beneficial ownership of which is evidenced by transferable shares or certificates of beneficial interest; (iii) which would be taxable but for Sections 856 through 860 of the Code as a domestic corporation; (iv) which is neither a financial institution nor an insurance company subject to certain provisions of the Code; (v) the beneficial ownership of which is held by 100 or more persons; (vi) of which, during the last half of each taxable year, not more than 50% in value of the outstanding stock is owned, actually or constructively, by five or fewer individuals; and (vii) which meets certain other tests, described below, regarding the amount of its distributions and the nature of its income and assets. The Code requires that conditions (i) to (iv) be met during the entire taxable year and that condition (v) be met during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months.

There are two gross income requirements we must satisfy:

i.   at least 75% of our gross income (excluding gross income from "prohibited transactions" as defined below and qualifying hedges) for each taxable year must be derived directly or indirectly from investments relating to real property or mortgages on real property or from certain types of temporary investment income, and

ii. at least 95% of our gross income (excluding gross income from "prohibited transactions" and qualifying hedges) for each taxable year must be derived from income that qualifies under the 75% test or from other dividends, interest or gain from the sale or other disposition of stock or securities or certain other passive sources. In general, a "prohibited transaction" is a sale or other disposition of property (other than foreclosure property) held primarily for sale to customers in the ordinary course of business.

We must satisfy five asset tests at the close of each quarter of our taxable year:

i.   at least 75% of the value of our total assets must be represented by real estate assets including shares of stock of other REITs, debt instruments of publicly offered REITs, certain other stock or debt instruments purchased with the proceeds of a stock offering or long-term public debt offering by us (but only for the one-year period after such offering), cash, cash items and government securities,

ii. not more than 25% of our total assets may be represented by securities other than those in the 75% asset class,

iii. of the assets included in the 25% asset class, the value of any one issuer's securities owned by us may not exceed 5% of the value of our total assets and we may not own more than 10% of the vote or value of the securities of any one issuer, in each case other than securities included under the 75% asset test above and interests in TRS or QRS, each as defined below, and in the case of the 10% value test, subject to certain other exceptions,

iv. not more than 20% of the value of our total assets may be represented by securities of one or more TRS (25% for taxable years beginning after July 30, 2008 and before January 1, 2018 and taxable years beginning after December 31, 2025), and

v.   not more than 25% of the value of our total assets may be represented by nonqualified publicly offered REIT debt instruments.

In order to qualify as a REIT, we are required to distribute dividends (other than capital gains dividends) to our stockholders equal to at least (A) the sum of (i) 90% of our "REIT taxable income" (computed without regard to the dividends paid deduction and our net capital gain) and (ii) 90% of the net income, if any (after tax), from foreclosure property, less (B) the sum of certain items of non-cash income. The distributions generally must be paid in the taxable year to which they relate. At our election, a distribution will be treated as paid in a taxable year if it is declared before we timely file our tax return for such year and is paid on or before the first regular dividend payment after such declaration, provided such payment is made during the 12-month period following the close of such year. To the extent that we do not distribute all of our net long-term capital gains or distribute at least 90%, but less than 100%, of our REIT taxable income, we will be required to pay tax thereon at the regular corporate tax rate. Furthermore, if we fail to distribute during each calendar year the sum of at least (i) 85% of our ordinary income for such year, (ii) 95% of our capital gains income for such year, and (iii) any undistributed taxable income from prior periods, we would be required to pay a 4% excise tax on the excess of such required distributions over the amounts actually distributed.

We own interests in various partnerships and limited liability companies. In the case of a REIT that is a partner in a partnership or a member of a limited liability company that is treated as a partnership under the Code, Treasury Regulations provide that for purposes of the REIT income and asset tests, the REIT will be deemed to own its proportionate share of the assets of the partnership or limited liability company (determined in accordance with its capital interest in the entity), subject to special rules related to the 10% asset test, and will be deemed to be entitled to the income of the partnership or limited liability company attributable to such share.

We own an interest in a subsidiary that is intended to be treated as a QRS. The Code provides that a QRS will not be treated as a separate corporation for federal income tax purposes, and all assets, liabilities and items of income, deduction and credit of the QRS will be treated as our assets, liabilities and items of income. We hold certain of our properties through subsidiaries that have elected to be taxed as REITs. Each such subsidiary REIT is subject to the various REIT qualification requirements and other limitations described herein that are applicable to us. We also wholly own a corporation which has elected to be treated as a TRS. A REIT may own more than 10% of the voting stock and value of the securities of a corporation that jointly elects with the REIT to be a TRS, provided certain requirements are met. A TRS generally may engage in any business, including the provision of customary or non-customary services to tenants of its parent REIT and of others, except a TRS may not manage or operate a hotel or healthcare facility. A TRS is treated as a regular corporation and is subject to federal income tax and applicable state income and franchise taxes at regular corporate rates. In addition, a 100% tax may be imposed on a REIT if its rental, service or other agreements with its TRS, or the TRS agreements with the REIT's tenants, are not on arm's-length terms.

We may be required to pay state or local tax in various state or local jurisdictions, including those in which we own properties or otherwise transact business or reside. The state and local tax treatment of us and our stockholders may not conform to the federal income tax consequences discussed above. We may also be subject to certain taxes applicable to REITs, including taxes in lieu of disqualification as a REIT, on undistributed income, and on income from prohibited transactions.

In addition, if we acquire any asset from a corporation that is or has been a C corporation in certain transactions in which our tax basis in the asset is less than the fair market value of the asset, in each case determined as of the date on which we acquired the asset, and we subsequently recognize gain on the disposition of the asset during the five-year period beginning on the date on which we acquired the asset, then we generally will be required to pay tax at the highest regular corporate tax rate on this gain to the extent of the excess of (i) the fair market value of the asset over (ii) our adjusted tax basis in the asset, in each case determined as of the date on which we acquired the asset.

Insurance

We carry comprehensive liability, fire, extended coverage, business interruption and rental loss insurance covering all of the properties in our portfolio under blanket insurance policies. We believe the policy specifications and insured limits are appropriate and adequate given the relative risk of loss and the cost of the coverage and industry practice. See Item 1A "Risk Factors" in our 2025 Annual Report on Form 10-K filed with the SEC on February 20, 2026 for the risks we face regarding insurance.

Competition

We compete with a number of developers, owners and operators of office and multifamily real estate, many of which own properties similar to ours in the same markets in which our properties are located. See Item 2 "Properties" in our 2025 Annual Report on Form 10-K filed with the SEC on February 20, 2026 for more information about our properties. See Item 1A "Risk Factors" in our 2025 Annual Report on Form 10-K filed with the SEC on February 20, 2026 for the risks we face regarding competition.

Regulation

Our properties are subject to various covenants, laws, ordinances and regulations, including regulations relating to common areas, fire and safety requirements, various environmental laws, the ADA, and rent control laws. See Item 1A "Risk Factors" in our 2025 Annual Report on Form 10-K filed with the SEC on February 20, 2026 for the risks we face regarding laws and regulations.

Environmental Sustainability

<u>Our approach</u>

We actively manage our operations in an environmentally sustainable manner. On an annual basis, our board of directors assesses material climate-related risks by assigning numeric values based on both the likelihood of occurrence and the potential impact, with mitigation approaches considered and evaluated. Throughout the year, our Corporate Sustainability Committee, led by our President and COO, oversees our policies and operational controls for environmental, health, safety and social risks, and monitors our progress and results. Every month, our Regional Engineers meet to monitor and implement the policies set by our Corporate Sustainability Committee. Our Regional Engineers hold monthly meetings with each Building Engineer in their respective regions to review specific building operating issues and opportunities for improvement. We also use external resources to provide critical expertise, tools and resources for our sustainability program.

We engage with our stakeholders to align sustainability efforts and improve the efficiency and health of our business and communities. We share our sustainability goals and standards with our tenants, vendors and suppliers and work closely with them to gather information, develop solutions, and implement technologies and programs to achieve our goals. In our communities, we seek input from other stakeholders and participate in local Business Improvement Districts. We have integrated sustainability into our property management practices, tenant improvement build-outs and meetings with existing and prospective tenants.

<u>Our sustainability program covers four key areas:</u>

- Energy Usage and Greenhouse Gas Emissions

    Our principal approach to reducing greenhouse gas emissions is through reducing our energy consumption. Our actual energy consumption from year to year is impacted by many factors, such as weather, occupancy in our buildings and activities of our tenants. Many of these factors are beyond our control. However, we can and do seek to make our buildings more energy efficient.

    Some of our initiatives to reduce our consumption include items such as real time energy monitoring software, LED lighting retrofitting, and new energy management systems. As a result of our efforts, more than 84% of our stabilized eligible office space as of December 31, 2024 qualified for "ENERGY STAR Certification" by the EPA as having energy efficiency in the top 25% of buildings nationwide (our 2025 ENERGY STAR scores were not yet available as of the date of this Report).

    Our energy and electricity are provided by utility providers through the grid (LA Department of Water and Power, Southern California Edison, and Hawaii Electric Company). We estimate the percentage of renewable energy provided by our utility providers was approximately 45% in Los Angeles and 31% in Honolulu in 2024 (the most recent available data).

- Water Usage

    We have undertaken a number of initiatives to conserve water across our portfolio. Our buildings use low flow faucets and toilets, and we have also saved water by using waterless urinals. Where permitted, we try to recycle used water (by law, we cannot recycle most of the water used in our buildings since it must be fit for human consumption). In a few of our buildings where groundwater naturally seeps into our subterranean parking garages, we treat the water before pumping it back into the ground.

- Controlling Waste, including hazardous waste and recycling

    Recycling: In partnership with our vendors and tenants, we have implemented business waste and e-waste recycling programs (we do not generate any production waste or packaging waste) at our properties.

    Non-Hazardous Waste: Our routine operations only generate modest amounts of ancillary waste, primarily from typical operations in an office setting. A major source of our waste is the debris generated by refurbishment of our buildings, particularly in recurring tenant improvements that can be generated when a new tenant moves into a building. To minimize that waste, we attempt to construct tenant improvements that will be usable by future tenants, and to fit tenants into existing spaces without substantial refurbishment.

    Hazardous Waste: Our operations only generate modest ancillary amounts of hazardous waste (mostly office supplies), which we dispose of in accordance with all applicable waste regulations. Similarly, our tenants are almost entirely limited by their leases to general office uses that prohibit the use of additional hazardous wastes and are required by their leases to comply with all applicable waste regulations.

- Air Emissions, including transportation

    Although our operations do not create significant air emissions such as nitrogen oxides (NOx), sulfur oxides (Sox), volatile organic compounds (VOCs) or particulate matter (PM), our Los Angeles properties produce a small amount of emissions from stationary sources such as natural gas boilers. We have been working to reduce those emissions by upgrading to lower emission models. We expect to reduce the indirect air emissions from our utility suppliers by reducing our per square foot electricity usage.

    We also encourage sustainable transportation choices by our tenants: We have installed almost 400 electric vehicle charging stations at our properties and have plans to add additional stations. All of our buildings provide ample bicycle parking.

Development

Ground up development is a small but growing part of our business. So far, all our development projects have been adding additional density in existing office or apartment community sites we already owned. We are committed to selecting development sites that are not in environmentally protected areas or areas of high biodiversity, and strive to use brownfield sites instead of greenfield sites.

Community Impact

We have a long history of providing meaningful, and often transformational, support to the communities in which we operate. We also provide charitable support to key industry and professional organizations, often in the form of event sponsorships.

Part of our business strategy is owning very large concentrations of office buildings and residential communities in our target submarkets. Our large ownership share in many of these neighborhoods puts us in a unique position to sometimes invest in outdoor enhancement projects that not only improve our properties but also provide a valuable amenity to the surrounding community. For example, at our Landmark Los Angeles residential development in Brentwood we invested significant additional capital to build a one acre park on Wilshire Boulevard that is available to the public, providing urban green space as well as a valuable amenity to the surrounding properties and community.

Human Capital

Central to our long-term strategy is attracting, developing and retaining the best talent with the right skills to drive our success. Our ability to maintain our competitive position is largely dependent upon the skill and effort of our executive officers and key personnel, who have significant real estate industry experience, strong industry reputations and networks, and assist us in identifying acquisition, disposition, development and borrowing opportunities, negotiating with tenants and sellers of properties, and managing our development projects and the operations of our properties. As of December 31, 2025, we employed approximately 778 people.

We promote a culture of openness, respect and trust and bring a sense of teamwork and inclusion to all we do. We recognize that having a range of experiences, backgrounds and perspectives allows us to find new ways of doing things. We make sure to walk the talk in fostering a workplace culture that encourages and empowers all our employees to have a voice and fulfill their potential. We have programs that actively promote our culture, such as our Daily Exchange program, which provides employees with daily training regarding our vision statement and core values, and our quarterly employee recognition program, the Jane Joyce Award.

We are committed to equal opportunity in workplaces that are free from discrimination or harassment on the basis of race, sex, color, ancestry, citizenship, marital status, family status, national or social origin, ethnicity, religion, age, disability, sexual orientation, gender identification or expression, medical condition, genetic information, military or veteran status, political opinion or any other status protected by applicable law. Recruitment, hiring, placement, development, training, compensation and advancement may not be based on any of these factors, but should instead be based on factors such as qualifications, performance, skills and experience.

We know that the first step in hiring and retaining the best talent is to create safe and inspiring workplaces where people feel valued. We offer competitive compensation and benefits to all regular full-time employees, including but not limited to paid holiday, vacation, and sick time, retirement savings plans and medical, dental, and vision coverage. We also offer a very generous equity compensation program that empowers our employees to act and feel like owners, not just employees. In 2025, we provided equity compensation to more than a quarter of our approximately 778 employees.

The health and safety of our employees, tenants, and vendors is of the utmost importance to us. We adhere to leading health and safety standards across our portfolio, and each year, we require all our employees to complete safety training. We have a wellness program that is designed to raise health awareness among our employees. Some of the program's activities include biometric screenings, flu shots, healthy snacks and employee walking challenges. The program provides many benefits including higher employee satisfaction, reduced healthcare costs, and improved employee performance.

Principal Executive Offices

Our principal executive offices are located in the building we own at 1299 Ocean Avenue, Suite 1000, Santa Monica, California 90401 (telephone 310-255-7700).

Available Information

We make available on our website at www.douglasemmett.com our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and all amendments thereto, free of charge, as soon as reasonably practicable after we file such reports with, or furnish them to, the SEC. See "Our Company - Investors - SEC Filings" on our website. Also available on our website, free of charge, are our governance documents, which includes our Code of Business Conduct and Ethics, and the charters of our board of directors and its committees. See "Our Company - Investors - Management" on our website. None of the information on or hyperlinked from our website is incorporated into this Report. For more information, please contact:

Stuart McElhinney
Vice President, Investor Relations
310-255-7751
smcelhinney@douglasemmett.com

Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market for Common Stock; Dividends

Our common stock is traded on the NYSE under the symbol "DEI". On December 31, 2025, the closing price of our common stock was $10.99.

The table below presents the dividends declared for our common stock as reported by the NYSE:

	First Quarter		Second Quarter		Third Quarter		Fourth Quarter	
2025								
Dividend declared	$	0.19	$	0.19	$	0.19	$	0.19
2024								
Dividend declared	$	0.19	$	0.19	$	0.19	$	0.19

Holders of Record

We had seven holders of record of our common stock on February 13, 2026. Most of the shares of our common stock are held in "street" name and accordingly, the number of beneficial owners of such shares is not known or included in the foregoing number.

Sales of Unregistered Securities

None.

Repurchases of Equity Securities

None.

Performance Graph

The information below shall not be deemed to be "soliciting material" or to be "filed" with the SEC or subject to Regulation 14A or 14C, other than as provided in Item 201 of Regulation S-K, or to the liabilities of Section 18 of the Exchange Act, except to the extent we specifically request that such information be treated as soliciting material or specifically incorporate it by reference into a filing under the Securities Act or the Exchange Act.

The graph below compares the cumulative total return on our common stock from December 31, 2020 to December 31, 2025 to the cumulative total return of the S&P 500, NAREIT Equity and an appropriate "peer group" index (assuming a $100 investment in our common stock and in each of the indexes on December 31, 2020, and that all dividends were reinvested into additional shares of common stock at the frequency with which dividends are paid on the common stock during the applicable fiscal year). The total return performance presented in this graph is not necessarily indicative of, and is not intended to suggest, the total future return performance.



		Period Ending				
Index	12/31/20	12/31/21	12/31/22	12/31/23	12/31/24	12/31/25
DEI	100.00	118.75	58.32	57.23	77.02	48.13
S&P 500	100.00	128.71	105.40	133.10	166.40	196.16
NAREIT Equity[1]	100.00	143.24	108.34	123.21	133.97	137.83
Peer group[2]	100.00	121.48	68.82	81.82	98.96	86.38

(1) FTSE NAREIT Equity REITs index.

(2) Consists of BXP, Inc. (BXP), Hudson Pacific Properties (HPP), Kilroy Realty Corporation (KRC), SL Green Realty Corp. (SLG), and Vornado Realty Trust (VNO).

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion should be read in conjunction with our Forward Looking Statements disclaimer and our consolidated financial statements and related notes in this Report. During 2025, our results of operations were impacted by: (i) various transactions - see "Acquisitions, Debt and Equity Transactions, Development and Repositioning Projects, and Other Transactions" further below, and (ii) the consolidation of Partnership X. See Note 3 to our consolidated financial statements in this Report.

Business Description

Douglas Emmett, Inc. is a fully integrated, self-administered and self-managed REIT. Through our interest in our Operating Partnership and its subsidiaries and our consolidated JVs, we are one of the largest owners and operators of high-quality office and multifamily properties in Los Angeles County, California and in Honolulu, Hawaii. We focus on owning, acquiring, developing and managing a substantial market share of top-tier office properties and premier multifamily communities in neighborhoods that possess significant supply constraints, high-end executive housing and key lifestyle amenities.

For the purpose of reporting key operating metrics, commencing with the fourth quarter of 2024, we are focused on the properties in our In-Service Portfolio. Our In-Service Portfolio consists of our Total Portfolio excluding our Development Portfolio. The Development Portfolio consists of two multifamily properties and one office property whose operations are significantly limited by the development activity and are excluded from our In-Service Portfolio statistics and operating metrics. Our portfolio statistics and operating metrics as of December 31, 2025 were as follows:

	In-Service Portfolio	Development Portfolio	Total Portfolio
Office Portfolio			
Number of Properties	69	1	70
Rentable square feet	17,526,068	456,205	17,982,273
Multifamily Portfolio			
Number of Properties	13	2	15
Number of Units	4,410	1,035	5,445

In-Service Portfolio Leasing Statistics	
Office Portfolio	
Leased Rate	80.4 %
Occupancy Rate	78.0 %
Multifamily Portfolio Leased Rate	99.5 %

Revenues by Segment and Location

During 2025, revenues from our Total Portfolio were derived as follows:


Revenues by Segment
Office:80.2%
Multifamily:
19.8%


Revenues by Location
Los Angeles,
CA:86.6%
Honolulu,
HI:13.4%

Acquisitions, Debt and Equity Transactions, and Development and Repositioning Projects

Acquisitions, Debt and Equity Transactions

During the first quarter of 2025:

- A consolidated JV that we manage, and in which we own a 30% interest, acquired a 17-story 247,000 square foot office property located at 10900 Wilshire Boulevard in Westwood. Title to the property was transferred following the purchase of a secured note by the respective JV.

- We modified and extended a $335.0 million term loan for seven years, effective March 3, 2025. The loan is secured by an office property. The loan consists of a $200 million note that bears interest at 4.5%, of which 2.825% is accrued, and a $135 million note that accrues interest at 6.0%. The accrued interest for both notes is due at maturity and is not subject to compounding. The weighted average face rate on the principal balance is 5.10%, and the effective rate as a result of the non-compounding is 4.57%.

- During March 2025, we closed a $127.2 million loan and used part of the proceeds to pay off a $102.4 million loan. The interest rate is fixed at 4.99% and the loan matures in April 2030.

During the second quarter of 2025:

- In May 2025, one of our consolidated JVs made a $70.0 million loan principal payment to extend a term loan for up to two years. The related loan's interest rate swaps expired in April 2025, and in May 2025, the JV purchased an interest rate cap which capped the interest rate at 7.45% until May 2026.

- In June 2025, one of our consolidated JVs raised $12.0 million of additional capital. We contributed $6.6 million of cash to the JV and another investor contributed $5.4 million of cash to the JV.

During the third quarter of 2025:

- In July 2025, we refinanced a $200.0 million office term loan that was scheduled to mature in September 2026. The new, non-recourse, interest-only term loan has a floating interest rate of SOFR + 2%, which we swapped to a fixed rate of 5.60% through 2030. The new loan matures in July 2032.

- In August 2025, we closed eight new residential term loans. The new secured, non-recourse, interest-only loans total approximately $941.5 million, mature in September 2030, and bear interest at a fixed-rate of 4.80%. The new loans replace four loans aggregating $550.0 million that were scheduled to mature on June 1, 2027 and five loans aggregating $380.0 million that were scheduled to mature on June 1, 2029. The debt encumbering The Landmark Residences (formerly Barrington Plaza) was repaid.

During the fourth quarter of 2025:

- In November 2025, one of our consolidated JVs made a $60.0 million loan principal payment, which reduced the term loan principal balance to $565.0 million, and entered into an interest rate swap to swap-fix the interest rate at 4.79% through December 5, 2027. The loan matures on August 19, 2028.

- In December 2025, we closed a non-recourse construction loan for up to $375.0 million for The Landmark Residences (formerly Barrington Plaza). The loan has a floating interest rate of SOFR + 2.45%. We entered into accreting swaps starting January 2, 2026 that mature January 1, 2030 to effectively fix the interest rate on 75% of the increasing estimated balance outstanding under this loan at 5.80%. The loan matures on December 10, 2030. As of December 31, 2025 we had borrowed $49.5 million to fund the associated development project.

See Notes 3 8, 10 and 11 to our consolidated financial statements in this Report for more information regarding our acquisitions, debt, derivatives contracts, and equity, respectively.

Development Portfolio

Studio Plaza

Studio Plaza is a 456,000 square foot office property located in Burbank. Following the move-out of a long-term single tenant, we are converting the property into a multi-tenant office building. The extensive common area upgrades are now complete and the construction of new tenant suites is ongoing. Commencing with the fourth quarter of 2024, we classified this property as part of our Development Portfolio and exclude it from our In-Service Portfolio statistics and operating metrics.

The Landmark Residences (Formerly Barrington Plaza)

During the second quarter of 2023, we removed The Landmark Residences residential property in Los Angeles from the rental market. A reconstruction of this property is expected to take a number of years at a cost of several hundred million dollars. As of December 31, 2025, a significant majority of the tenants have vacated. See "Legal Proceedings" in Note 17 to our consolidated financial statements in this Report. Commencing with the fourth quarter of 2024, we classified this property as part of our Development Portfolio and exclude it from our In-Service Portfolio statistics and operating metrics.

10900 Wilshire Boulevard

See "Acquisitions, Debt and Equity Transactions" above regarding the acquisition of 10900 Wilshire Boulevard in Westwood. We are developing a mixed-use community featuring up to 323 apartment units. We will convert the existing 247,000 square foot office tower into a residential and office building with up to 200 units, integrating it with a new residential building that we are constructing on the property. The conversion of the office tower will occur in phases over a number of years as the office space in the building is vacated. Commencing with the first quarter of 2025, we classified this property as part of our Development Portfolio and exclude it from our In-Service Portfolio statistics and operating metrics.

Repositionings

We often strategically purchase properties with large vacancies or expected near-term lease roll-over and use our knowledge of the property and submarket to reposition the property for the optimal use and tenant mix. In addition, we may reposition properties already in our portfolio. The work we undertake to reposition a building typically takes months or even years, and could involve a range of improvements from a complete structural renovation to a targeted remodeling of selected spaces. During the repositioning, the affected property may display depressed rental revenues and occupancy levels that impact our operating results and, therefore, comparisons of our performance from period to period.

Office Rental Rates

The table below presents the average annual rental rate per leased square foot and the annualized lease transaction costs per leased square foot for leases executed in our total office portfolio during the respective periods. Commencing with the fourth quarter of 2024, the table below presents only our In-Service Portfolio.

	Year Ended December 31,				
	2025	**2024**	**2023**	**2022**	**2021**
Average straight-line rental rate[1][2][4]	$44.14	$50.50	$42.97	$46.78	$44.99
Annualized lease transaction costs[3][4]	$5.91	$5.95	$5.53	$5.85	$4.77

(1) These average rental rates are not directly comparable from year to year because the averages are significantly affected from period to period by factors such as the buildings, submarkets, and types of space and terms involved in the leases executed during the respective reporting period. Because straight-line rent takes into account the full economic value during the full term of each lease, including rent concessions and escalations, we believe that it may provide a better comparison than ending cash rents, which include the impact of the annual escalations over the entire term of the lease.

(2) Reflects the weighted average straight-line Annualized Rent. Excludes leases with a term of twelve months or less, leases where the prior lease was terminated more than a year before signing of the new lease, leases for tenants relocated at the landlord's request, leases in acquired buildings where we believe the information about the prior agreement is incomplete or where we believe the base rent reflects other off-market inducements to the tenant, and other non-comparable leases, such as retail leases.

(3) Reflects the weighted average leasing commissions and tenant improvement allowances divided by the weighted average number of years for the leases. Excludes leases substantially negotiated by the seller in the case of acquired properties, leases for tenants relocated from space at the landlord's request, and non-comparable leases, such as retail leases.

(4) Our office rental rates and lease transaction costs were impacted by a large tenant lease renewal during 2024.

Office Rent Roll

The table below presents the rent roll for new and renewed leases per leased square foot executed in our total office portfolio. The table below presents only our In-Service Portfolio.

	Year Ended December 31, 2025		
Rent Roll[1][2]	Expiring Rate[2]	New/Renewal Rate[2]	Percentage Change
Cash Rent	$48.59	$42.79	(11.9)%
Straight-line Rent	$43.38	$44.14	1.8%

(1) Represents the average annual initial stabilized cash and straight-line rents per square foot on new and renewed leases signed during the year compared to the prior leases for the same space. Excludes leases with a term of twelve months or less, leases where the prior lease was terminated more than a year before signing of the new lease, leases for tenants relocated at the landlord's request, leases in acquired buildings where we believe the information about the prior agreement is incomplete or where we believe the base rent reflects other off-market inducements to the tenant, and other non-comparable leases, such as retail leases.

(2) Our office rent roll can fluctuate from period to period as a result of changes in our submarkets, buildings and term of the expiring leases, making these metrics difficult to predict.

Multifamily Rental Rates

The table below presents the average annual rental rate per leased unit for new tenants. Commencing with the fourth quarter of 2024, the table below presents only our In-Service Portfolio.

	Year Ended December 31,				
	2025	2024	2023	2022	2021
Average annual rental rate - new tenants[1]	$ 40,917	$ 39,580	$ 36,070	$ 31,763	$ 29,837

(1) These average rental rates are not directly comparable from year to year because of changes in the properties and units included. For example:

    (i) During 2022, the average was impacted by the acquisition of 1221 Ocean Avenue, where the rental rates were higher than the average in our portfolio.

    (ii) During 2023, the average was impacted by leasing of units at our newly developed West Los Angeles property, The Landmark Los Angeles, where the rental rates were higher than the average in our portfolio. The Landmark Residences (formerly Barrington Plaza) was removed from this metric beginning with the third quarter of 2023.

    (iii) During 2024, the average was impacted by leasing of units at our newly developed West Los Angeles property, The Landmark Los Angeles, where the rental rates were higher than the average in our portfolio.

Multifamily Rent Roll

The rent on leases subject to rent change during 2025 (new tenants and existing tenants undergoing annual rent review) was 2.6% higher on average than the prior rent for the same unit after adjusting for rent concessions. The rent change includes only our In-Service Portfolio.

Office and Multifamily Occupancy Rates

The tables below present the occupancy rates for our office portfolio and multifamily portfolio. Our Occupancy Rates may not be directly comparable from year to year, as they can be impacted by acquisitions, dispositions, and development and redevelopment projects. Commencing with the fourth quarter of 2024, the table below presents only our In-Service Portfolio.

	December 31,				
Occupancy Rates as of:	**2025**	**2024**	**2023**	**2022**	**2021**
Office portfolio	78.0 %	79.2 %	81.0 %	83.7 %	84.9 %
Multifamily portfolio[1]	98.0 %	97.4 %	96.7 %	98.1 %	98.0 %

	Year Ended December 31,				
Average Occupancy Rates[2]:	**2025**	**2024**	**2023**	**2022**	**2021**
Office portfolio	78.2 %	80.1 %	82.6 %	84.2 %	85.7 %
Multifamily portfolio[1]	97.4 %	97.0 %	96.9 %	97.9 %	96.8 %

(1) Excludes units vacated as part of removing The Landmark Residences (formerly Barrington Plaza) from the rental market until June of 2023 and excludes the impact of The Landmark Residences entirely starting in July 2023.

(2) Average occupancy rates are calculated by averaging the occupancy rates at the end of each of the quarters in the period and at the end of the quarter immediately prior to the start of the period.

Office Portfolio Lease Expirations

As of December 31, 2025, assuming non-exercise of renewal options and early termination rights, we expect to see expiring square footage for our In-Service office portfolio as follows:



(1) Average of the percentage of leases at December 31, 2022, 2023, and 2024 with the same remaining duration as the leases for the labeled year had at December 31, 2025.

Results of Operations

Comparison of 2025 to 2024

Our operating results were adversely impacted by the effects of inflation and higher interest rates during 2025 and 2024.

	Year Ended December 31,		Favorable (Unfavorable)		Commentary
	2025	**2024**	**Change**	**%**	
	(In thousands)				
Revenues					
Office rental revenue and tenant recoveries	$ 686,208	$ 683,901	$ 2,307	0.3 %	The increase was primarily due to: (i) rental revenues and tenant recoveries from a JV we commenced consolidating on January 1, 2025, (ii) rental revenues and tenant recoveries from an office property we acquired in January 2025, and (iii) higher tenant recoveries, partly offset by (iv) a decrease in rental revenues and tenant recoveries from an office property we commenced repositioning to a multi-tenant building during the fourth quarter of 2024, and (v) lower rental revenues due to lower occupancy.
Office parking and other income	$ 119,308	$ 112,503	$ 6,805	6.0 %	The increase was primarily due to: (i) higher parking rates, (ii) parking and other income from a JV we commenced consolidating on January 1, 2025, and (iii) parking and other income from an office property we acquired in January 2025, partly offset by (iv) a decrease in parking and other income from an office property we commenced repositioning to a multi-tenant building during the fourth quarter of 2024.
Multifamily revenue	$ 198,466	$ 190,074	$ 8,392	4.4 %	The increase was primarily due to higher occupancy and higher rental rates, partly offset by lower below-market lease accretion.
Operating expenses					
Office rental expenses	$ 301,276	$ 285,352	$ (15,924)	(5.6)%	The increase was primarily due to: (i) rental expenses from a JV we commenced consolidating on January 1, 2025, (ii) rental expenses from an office property we acquired in January 2025, and (iii) higher scheduled services expenses, partly offset by (iv) a decrease in rental expenses from an office property we commenced repositioning to a multi-tenant building during the fourth quarter of 2024, and (v) lower insurance expenses.
Multifamily rental expenses	$ 66,661	$ 64,906	$ (1,755)	(2.7)%	The increase was primarily due to an increase in property taxes, scheduled services expenses, and repairs and maintenance expenses, partly offset by a decrease in insurance expenses and professional fees.
General and administrative expenses	$ 46,664	$ 45,356	$ (1,308)	(2.9)%	The increase was primarily due to higher advocacy expenses and personnel expenses.

Comparison of 2025 to 2024 (continued)

	Year Ended December 31,		Favorable (Unfavorable)		Commentary
	2025	2024	Change	%	
	(In thousands)				
Depreciation and amortization	$ 398,932	$ 384,048	$ (14,884)	(3.9)%	The increase was primarily due to: (i) depreciation and amortization from a JV we commenced consolidating on January 1, 2025, and (ii) depreciation and amortization from an office property we acquired in January 2025, partly offset by (iii) a decrease in depreciation and amortization from an office property we commenced repositioning to a multi-tenant building during the fourth quarter of 2024.
Non-Operating Income and Expenses					
Other income	$ 18,021	$ 28,019	$ (9,998)	(35.7)%	The decrease was primarily due to a decrease in interest income due to lower cash and cash equivalent balances and lower interest rates.
Other expenses	$ (437)	$ (398)	$ (39)	(9.8)%	Other expenses did not change significantly compared to the prior period.
Income from unconsolidated Fund	$ —	$ 2,593	$ (2,593)	(100.0)%	On January 1, 2025, we commenced consolidating Partnership X, one of our joint ventures. The results of Partnership X are included in our operating results from January 1, 2025. Before January 1, 2025, Partnership X was accounted for using the equity method, and our share of Partnership X's net income was included in our statements of operations in Income from unconsolidated Fund. See Note 3 to our consolidated financial statements in this Report regarding the consolidation of Partnership X.
Interest expense	$(266,675)	$(229,442)	$ (37,233)	(16.2)%	The increase was primarily due to: (i) higher floating rate debt, (ii) interest expense from a JV we commenced consolidating on January 1, 2025, and (iii) interest expense on a loan related to the office property we acquired in January 2025.

Comparison of 2024 to 2023

See Item 7 of Part II in our Annual Report on Form 10-K for the year ended December 31, 2024 filed with the SEC on February 14, 2025 for a comparison of our results of operations for 2024 compared to 2023.

Non-GAAP Supplemental Financial Measure: FFO

Usefulness to Investors

We report FFO because it is a widely reported measure of the performance of equity REITs, and is also used by some investors to identify the impact of trends in occupancy rates, rental rates and operating costs from year to year, excluding impacts from changes in the value of our real estate, and to compare our performance with other REITs. FFO is a non-GAAP financial measure for which we believe that net income (loss) is the most directly comparable GAAP financial measure. FFO has limitations as a measure of our performance because it excludes depreciation and amortization of real estate, and captures neither the changes in the value of our properties that result from use or market conditions, nor the level of capital expenditures, tenant improvements and leasing commissions necessary to maintain the operating performance of our properties, all of which have real economic effect and could materially impact our results from operations. FFO should be considered only as a supplement to net income (loss) as a measure of our performance and should not be used as a measure of our liquidity or cash flow, nor is it indicative of funds available to fund our cash needs, including our ability to pay dividends. Other REITs may not calculate FFO in accordance with the NAREIT definition and, accordingly, our FFO may not be comparable to the FFO of other REITs. See "Results of Operations" above for a discussion of the items that impacted our net income (loss).

FFO Reconciliation to GAAP

The table below reconciles our FFO (the FFO attributable to our common stockholders and noncontrolling interests in our Operating Partnership - which includes our share of our consolidated JVs and our unconsolidated Fund's FFO) to net income attributable to common stockholders (the most directly comparable GAAP measure). Our FFO was adversely impacted by the effects of inflation and higher interest rates during 2025 and 2024.

(In thousands)	Year Ended December 31,	
	2025	2024
Net income attributable to common stockholders	$ 16,267	$ 23,517
Depreciation and amortization of real estate assets	398,932	384,048
Net loss attributable to noncontrolling interests	(27,697)	(15,929)
Adjustments attributable to unconsolidated Fund[1]	—	4,579
Adjustments attributable to consolidated JVs [2]	(45,000)	(50,687)
Gain from consolidation of JV	(47,212)	—
FFO	$ 295,290	$ 345,528

_____

(1) Adjusts for our share of Partnership X's depreciation and amortization of real estate assets. We commenced consolidating Partnership X on January 1, 2025. See Note 3 to our consolidated financial statements in this Report.

(2) Adjusts for the net income (loss) and depreciation and amortization of real estate assets that is attributable to the noncontrolling interests in our consolidated JVs.

Comparison of 2025 to 2024

During 2025, FFO decreased by $50.2 million, or 14.5%, to $295.3 million, compared to $345.5 million for 2024. The decrease was primarily due to: (i) lower office occupancy, (ii) higher office expenses, (iii) higher interest expense, and (iv) lower interest income, which was partly offset by higher multifamily rental revenues due to higher occupancy and rental rates.

Comparison of 2024 to 2023

See Item 7 of Part II in our Annual Report on Form 10-K for the year ended December 31, 2024 filed with the SEC on February 14, 2025 for a comparison of our FFO for 2024 compared to 2023.

Non-GAAP Supplemental Financial Measure: Same Property NOI

Usefulness to Investors

We report Same Property NOI to facilitate a comparison of our operations between reported periods. Many investors use Same Property NOI to evaluate our operating performance and to compare our operating performance with other REITs, because it can reduce the impact of investing transactions on operating trends. Same Property NOI is a non-GAAP financial measure for which we believe that net income (loss) is the most directly comparable GAAP financial measure. We report Same Property NOI because it is a widely recognized measure of the performance of equity REITs, and is used by some investors to identify trends in occupancy rates, rental rates and operating costs and to compare our operating performance with that of other REITs. Same Property NOI has limitations as a measure of our performance because it excludes depreciation and amortization expense, and captures neither the changes in the value of our properties that result from use or market conditions, nor the level of capital expenditures, tenant improvements and leasing commissions necessary to maintain the operating performance of our properties, all of which have real economic effect and could materially impact our results from operations. Other REITs may not calculate Same Property NOI in the same manner. As a result, our Same Property NOI may not be comparable to the Same Property NOI of other REITs. Same Property NOI should be considered only as a supplement to net income (loss) as a measure of our performance and should not be used as a measure of our liquidity or cash flow, nor is it indicative of funds available to fund our cash needs, including our ability to pay dividends.

Comparison of 2025 to 2024:

Our Same Properties for 2025 included 66 office properties, aggregating 17.1 million Rentable Square Feet, and 13 multifamily properties with an aggregate 4,410 units. The amounts presented below reflect 100% (not our pro-rata share). Our Same Property results were adversely impacted by the effects of inflation during 2025 and 2024.

	Year Ended December 31,		Favorable (Unfavorable)		Commentary
	2025	**2024**	**Change**	**%**	
	(In thousands)				
Office revenues	$ 767,877	$ 769,871	$ (1,994)	(0.3)%	The decrease was primarily due to lower rental revenues due to lower occupancy, partly offset by higher tenant recoveries, and higher parking income due to higher parking rates.
Office expenses	(289,684)	(282,634)	(7,050)	(2.5)%	The increase was primarily due to higher scheduled services expenses, utility expenses, professional fees and repairs and maintenance expenses, partly offset by lower insurance expenses.
Office NOI	478,193	487,237	(9,044)	(1.9)%	
Multifamily revenues	196,530	187,056	9,474	5.1 %	The increase was primarily due to higher occupancy and higher rental rates, partly offset by lower below-market lease accretion.
Multifamily expenses	(65,735)	(63,616)	(2,119)	(3.3)%	The increase was primarily due to higher scheduled services expenses, property taxes, repairs and maintenance expenses and utility expenses, partly offset by lower insurance expenses.
Multifamily NOI	130,795	123,440	7,355	6.0 %	
Total NOI	**$ 608,988**	**$ 610,677**	**$ (1,689)**	**(0.3)%**	

Reconciliation to GAAP

The table below presents a reconciliation of Net income attributable to common stockholders (the most directly comparable GAAP measure) to NOI and Same Property NOI:

(In thousands)	Year Ended December 31, 2025	Year Ended December 31, 2024
Net income attributable to common stockholders	$ 16,267	$ 23,517
Net loss attributable to noncontrolling interests	(27,697)	(15,929)
Net (loss) income	(11,430)	7,588
General and administrative expenses	46,664	45,356
Depreciation and amortization	398,932	384,048
Other income	(18,021)	(28,019)
Other expenses	437	398
Income from unconsolidated Fund	—	(2,593)
Interest expense	266,675	229,442
Impairment losses	—	—
Gain on sale of investment in real estate	—	—
Gain from consolidation of JV	(47,212)	—
NOI	$ 636,045	$ 636,220
Same Property NOI by Segment		
Same property office revenues	$ 767,876	$ 769,871
Same property office expenses	(289,684)	(282,634)
Same Property Office NOI	478,192	487,237
Same property multifamily revenues	196,531	187,056
Same property multifamily expenses	(65,735)	(63,616)
Same Property Multifamily NOI	130,796	123,440
Same Property NOI	608,988	610,677
Non-comparable office revenues	37,639	26,533
Non-comparable office expenses	(11,592)	(2,718)
Non-comparable multifamily revenues	1,936	3,018
Non-comparable multifamily expenses	(926)	(1,290)
NOI	$ 636,045	$ 636,220

Comparison of 2024 to 2023

See Item 7 of Part II in our Annual Report on Form 10-K for the year ended December 31, 2024 filed with the SEC on February 14, 2025 for a comparison of our same property NOI for 2024 compared to 2023.

Liquidity and Capital Resources

<u>Short-term liquidity</u>

Our short-term liquidity needs consist primarily of funds necessary for our operating activities, development, repositioning projects, debt refinancings, dividends, distributions, and discretionary share repurchases. During 2025, we generated cash from operations of $386.9 million. As of December 31, 2025, we had $340.8 million of cash and cash equivalents. See Note 8 to our consolidated financial statements in this Report for more information regarding our debt maturities and interest rate swap expirations. Excluding acquisitions and debt refinancings, we expect to meet our short-term liquidity requirements through cash on hand and cash generated by operations.

<u>Long-term liquidity</u>

Our long-term liquidity needs consist primarily of funds necessary to pay for acquisitions, development and debt refinancings. We do not expect to have sufficient funds on hand to cover these long-term cash requirements due to REIT federal tax rules which require that we distribute at least 90% of our income on an annual basis. We plan to meet our long-term liquidity needs through long-term secured non-recourse debt, the issuance of equity securities, including common stock and OP Units, as well as property dispositions and JV transactions.

We generally only use non-recourse debt, secured by our properties. As of the date of this report, approximately 43% of our total office portfolio was unencumbered. To mitigate the impact of changing interest rates on our cash flows from operations, we generally enter into interest rate swap agreements with respect to our loans with floating interest rates. These swap agreements generally expire two years before the maturity date of the related loan, during which time we can refinance the loan without any interest penalty. We also enter into interest rate cap agreements from time to time to cap the interest rates on our floating rate loans. See Notes 8 and 10 to our consolidated financial statements in this Report for more information regarding our debt and derivative contracts, respectively. See "Quantitative and Qualitative Disclosures about Market Risk" in this Report regarding the impact of interest rate increases on our future operating results and cash flows.

Certain Contractual Obligations

See the following notes to our consolidated financial statements in this Report for information regarding our contractual commitments:

- Note 4 - minimum future ground lease payments;
- Note 8 - minimum future principal payments for our secured notes payable, and the interest rates that determine our future periodic interest payments; and
- Note 17 - contractual commitments and guarantees.

Off-Balance Sheet Arrangements

None

Cash Flows

Comparison of 2025 to 2024

Our operating cash flows were adversely impacted by the effects of interest rates on floating rate debt and inflation during 2025 and 2024.

	Year Ended December 31,		Increase (Decrease) In Cash	%
	2025	**2024**		
	(In thousands)			
Net cash provided by operating activities[1]	$ 386,853	$ 408,693	$ (21,840)	(5.3)%
Net cash used in investing activities[2]	$ (265,343)	$ (240,761)	$ (24,582)	(10.2)%
Net cash used in financing activities[3]	$ (225,344)	$ (246,463)	$ 21,119	8.6 %

_____

(1) Our cash flows from operating activities are primarily dependent upon the occupancy and rental rates of our portfolio, the collectibility of tenant receivables, the level of our operating and general and administrative expenses, and interest expense. The decrease in cash from operating activities of $21.8 million was primarily due to: (i) lower office occupancy, (ii) higher office expenses, (iii) higher interest expense, and (iv) lower interest income, which was partly offset by a deposit we received related to a loan we paid off, and higher multifamily rental revenues due to higher occupancy and rental rates.

(2) Our cash flows from investing activities is generally used to fund property acquisitions, developments and redevelopment projects, and Recurring and non-Recurring Capital Expenditures. The decrease in cash from investing activities of $24.6 million was primarily due to an increase in capital expenditures for developments of $30.4 million, and an increase in capital expenditures for improvements to real estate of $25.1 million, partly offset by $25.6 million of cash and cash equivalents from the consolidation of Partnership X on January 1, 2025, and the acquisition of an additional interest in an unconsolidated fund in February 2024, for $5.2 million.

(3) Our cash flows from financing activities are generally impacted by our borrowings and capital activities, as well as dividends and distributions paid to common stockholders and noncontrolling interests, respectively. The increase in cash from financing activities of $21.1 million was primarily due to a higher net borrowings of $66.4 million and lower distributions paid to noncontrolling interests of $3.2 million, partly offset by higher loan cost payments of $25.6 million and lower contributions from noncontrolling interests in consolidated JVs of $22.6 million.

Comparison of 2024 to 2023

See Item 7 of Part II in our Annual Report on Form 10-K for the year ended December 31, 2024 filed with the SEC on February 14, 2025 for a comparison of our cash flows for 2024 compared to 2023.

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with US GAAP, and which requires us to make estimates of certain items, which affect the reported amounts of our assets, liabilities, revenues and expenses. While we believe that our estimates are based upon reasonable assumptions and judgments at the time that they are made, some of our estimates could prove to be incorrect, and those differences could be material. Below is a discussion of our critical accounting policies, which are the policies we believe require the most estimate and judgment. See Note 2 to our consolidated financial statements included in this Report for the summary of our significant accounting policies.

Investment in Real Estate

Acquisitions and Initial Consolidation of VIEs

We account for property acquisitions as asset acquisitions. We allocate the purchase price for asset acquisitions, which includes the capitalized transaction costs, and for the properties upon the initial consolidation of VIEs not determined to be a business, on a relative fair value basis to: (i) land, (ii) buildings and improvements, (iii) tenant improvements and identifiable intangible assets such as in-place at-market leases, (iv) acquired above- and below-market ground and tenant leases, and if applicable (v) assumed debt, based upon comparable sales for land, and the income approach using our estimates of expected future cash flows and other valuation techniques, which include but are not limited to, our estimates of rental rates, revenue growth rates, capitalization rates and discount rates, for other assets and liabilities. We estimate the relative fair values of the tangible assets on an "as-if-vacant" basis. The estimated relative fair value of acquired in-place at-market leases are the estimated costs to lease the property to the occupancy level at the date of acquisition, including the fair value of leasing commissions and legal costs. We evaluate the time period over which we expect such occupancy level to be achieved and include an estimate of the net operating costs (primarily real estate taxes, insurance and utilities) incurred during the lease-up period. Above and below-market ground and tenant leases are recorded as an asset or liability based upon the present value (using an interest rate which reflects the risks associated with the leases acquired) of the difference between the contractual amounts to be paid or received pursuant to the in-place ground or tenant leases, respectively, and our estimate of fair market rental rates for the corresponding in-place leases, over the remaining non-cancelable term of the leases. Assumed debt is recorded at fair value based upon the present value of the expected future payments and current interest rates.

These estimates require judgment, involve complex calculations, and the allocations have a direct and material impact on our results of operations because, for example, (i) there would be less depreciation if we allocate more value to land (which is not depreciated), or (ii) if we allocate more value to buildings than to tenant improvements, the depreciation would be recognized over a much longer time period, because buildings are depreciated over a longer time period than tenant improvements.

Impairment of Long-Lived Assets

We assess our investment in real estate for impairment on a periodic basis, and whenever events or changes in circumstances indicate that the carrying value of our investments in real estate may not be recoverable. If the undiscounted future cash flows expected to be generated by the asset are less than the carrying value of the asset, and our evaluation indicates that we may be unable to recover the carrying value, then we would record an impairment loss to the extent that the carrying value exceeds the estimated fair value of the asset. Our estimates of future cash flows are based in part upon assumptions regarding future occupancy, rental revenues and operating costs, and could differ materially from actual results. We record real estate held for sale at the lower of carrying value or estimated fair value, less costs to sell, and similarly recognize impairment losses if we believe that we cannot recover the carrying value. Our evaluation of market conditions for assets held for sale requires judgment, and our expectations could differ materially from actual results. Impairment losses would reduce our net income and could be material. Based upon such periodic assessments we did not record any impairment losses for our long-lived assets during 2025, 2024 or 2023.

Revenue Recognition - Collectibility of lease payments from office tenants

In accordance with Topic 842, if collectibility of lease payments is not probable at the commencement date, then we limit the lease income to the lesser of the income recognized on a straight-line basis or cash basis. If our assessment of collectibility changes after the commencement date, we record the difference between the lease income that would have been recognized on a straight-line basis and cash basis as a current-period adjustment to rental revenues and tenant recoveries. We adopted the Topic 842 complete impairment model. Under this model, we no longer maintain a general reserve related to our receivables, and instead analyze, on a lease-by-lease basis, whether amounts due under the operating lease are deemed probable for collection. We write off tenant and deferred rent receivables as a charge against rental revenues and tenant recoveries in the period we determine the lease payments are not probable for collection. If we subsequently collect amounts that were previously written off then the amounts collected are recorded as an increase to our rental revenues and tenant recoveries in the period they are collected.

Our assessment of the collectibility of lease payments requires judgment and could have a material impact on our results of operations. This assessment involves using a methodology that requires judgment and estimates about matters that are uncertain at the time the estimates are made, including tenant specific factors, specific industry conditions, and general economic trends and conditions.

Charges for uncollectible amounts related to tenant receivables and deferred rent receivables reduced our rental revenues and tenant recoveries by $0.5 million, $1.0 million, and $0.8 million in 2025, 2024 and 2023, respectively. We restored accrual basis accounting for certain office tenants that were previously determined to be uncollectible and accounted for on a cash basis of accounting, which increased our office revenues by $1.1 million, $0.9 million, and $4.4 million in 2025, 2024, and 2023, respectively.

Revenue Recognition for Tenant Recoveries

Our tenant recovery revenues for recoverable operating expenses are recognized as revenue in the period that the recoverable expenses are incurred. Subsequent to year-end, we perform reconciliations on a lease-by-lease basis and bill or credit each tenant for any differences between the estimated expenses we billed to the tenant and the actual expenses incurred. Estimating tenant recovery revenues requires an in-depth analysis of the complex terms of each underlying lease. Examples of estimates and judgments made when determining the amounts recoverable include:

- estimating the recoverable expenses;

- estimating the impact of changes to expense and occupancy during the year;

- estimating the fixed and variable components of operating expenses for each building;

- conforming recoverable expense pools to those used in the base year for the underlying lease; and

- judging whether an expense or capital expenditure is recoverable pursuant to the terms of the underlying lease.

These estimates require judgment and involve calculations for each of our office properties. If our estimates prove to be incorrect, then our tenant recovery revenues and net income could be materially and adversely affected in future periods when we perform our reconciliations. The impact of changing our current year tenant recovery billings by 5% would result in a change to our tenant recovery revenues and net income of $2.4 million, $2.5 million and $2.6 million during 2025, 2024 and 2023, respectively.

Quantitative and Qualitative Disclosures about Market Risk

Fixed-Rate Borrowings and Hedged Borrowings

As of December 31, 2025, the interest rates for 72% of our consolidated borrowings were fixed or swap-fixed with interest rate swaps, and 21% were capped with interest rate caps. As of December 31, 2025, the maximum amount the interest expense on our capped-rate borrowings could increase by is $36.6 million per year. Higher interest rates would cause an increase in our future interest expense on our capped-rate debt, which would reduce our future net income, cash flows from operations and FFO. Our interest rate swap agreements generally expire two years before the maturity date of the related loan, during which time we can refinance the loan without any interest penalty. After the interest rate swap agreements expire the related debt will be floating rate. Higher interest rates, to the extent they are higher than our swap-fixed rates when our interest rate swaps expire, would cause our future interest expense on our debt to increase, which would reduce our future net income, cash flows from operations and FFO. See Note 8 to our consolidated financial statements in this Report for more information regarding our debt maturities and our interest rate swap expirations.

Our use of interest rate swaps and caps also exposes us to credit risk from the potential inability of our counterparties to perform under the terms of those agreements. We attempt to minimize this credit risk by contracting with a variety of financial counterparties with investment grade ratings. See Note 10 to our consolidated financial statements in this Report for more information regarding our interest rate swaps and caps.

Unhedged Floating-Rate Borrowings

As of December 31, 2025, the interest rates for 7% of our consolidated borrowings were floating with no caps. As of December 31, 2025, the interest expense for our unhedged floating-rate borrowings would increase by $3.8 million per year for every one hundred basis points increase in the related benchmark interest rate. Higher interest rates would cause an increase in our future interest expense on our floating-rate debt, which would reduce our future net income, cash flows from operations and FFO. See Note 8 to our consolidated financial statements in this Report for more information regarding our floating rate debt.

Consolidated Financial Statements

Report of Management on Internal Control over Financial Reporting

The management of Douglas Emmett, Inc. is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934.

Our system of internal control is designed to provide reasonable assurance regarding the reliability of financial reporting and preparation of our financial statements for external reporting purposes in accordance with US GAAP. Our management, including the undersigned CEO and CFO, assessed the effectiveness of our internal control over financial reporting as of December 31, 2025. In conducting its assessment, management used the criteria issued by the Committee of Sponsoring Organizations of the Treadway Commission on Internal Control—Integrated Framework (2013 Framework). Based on this assessment, management concluded that, as of December 31, 2025, our internal control over financial reporting was effective based on those criteria.

Management, including our CEO and CFO, does not expect that our disclosure controls and procedures, or our internal controls will prevent all error and fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints and the benefit of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, have been detected.

The effectiveness of our internal control over financial reporting as of December 31, 2025, has been audited by Ernst & Young LLP, the independent registered public accounting firm that audited the consolidated financial statements included in this annual report, as stated in their report appearing on page 33, which expresses an unqualified opinion on the effectiveness of our internal control over financial reporting as of December 31, 2025.

/s/ JORDAN L. KAPLAN

Jordan L. Kaplan

Chairman of the Board and CEO

/s/ PETER D. SEYMOUR

Peter D. Seymour

CFO

February 20, 2026

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of Douglas Emmett, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Douglas Emmett, Inc. (the Company) as of December 31, 2025 and 2024, the related consolidated statements of operations, comprehensive loss, equity and cash flows for each of the three years in the period ended December 31, 2025, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated February 20, 2026 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Impairment of investment in real estate

Description of the Matter	The Company's net investment in real estate totaled $8.7 billion as of December 31, 2025. As discussed in Note 2 to the consolidated financial statements, on a periodic basis and whenever events or changes in circumstances indicate that the carrying value of a property may not be recoverable, the Company assesses whether there has been an impairment in the carrying value of its properties. Based on their assessment, management concluded that no impairment occurred for the year ended December 31, 2025.

The Company's evaluation of impairment indicators was based on qualitative and quantitative factors including consideration of potential decreases in the market prices of long-lived assets and the impact of current economic trends. Auditing the Company's impairment assessment for real estate assets was challenging because of the high degree of auditor judgment necessary to evaluate management's consideration of relevant qualitative and quantitative factors in identifying potential indicators of impairment.

How We Addressed the Matter in Our Audit We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the Company's real estate asset impairment assessment process.

Our testing of the Company's impairment assessment included, among other procedures, evaluating management's judgments and assumptions applied in determining whether indicators of impairment existed for the Company's real estate assets. Our procedures included obtaining evidence to corroborate such judgments, performing sensitivity analyses, and consideration of contrary evidence, including considering the potential impact of debt maturities and lease expirations on management's ability to hold the properties over the expected term.

/s/ Ernst & Young LLP

We have served as the Company's auditor since 1995.

Los Angeles, California

February 20, 2026

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of Douglas Emmett, Inc.

Opinion on Internal Control Over Financial Reporting

We have audited Douglas Emmett, Inc.'s internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Douglas Emmett, Inc. (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2025 and 2024, the related consolidated statements of operations, comprehensive loss, equity and cash flows for each of the three years in the period ended December 31, 2025, and the related notes and our report dated February 20, 2026 expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Report of Management on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young LLP

Los Angeles, California

February 20, 2026

Douglas Emmett, Inc.
Consolidated Balance Sheets
(In thousands, except share data)

		December 31, 2025		December 31, 2024
Assets				
Investment in real estate, gross	$	12,798,047	$	12,495,252
Less: accumulated depreciation and amortization		(4,054,696)		(3,916,625)
Investment in real estate, net		8,743,351		8,578,627
Ground lease right-of-use asset		7,428		7,438
Cash and cash equivalents		340,789		444,623
Tenant receivables		1,990		4,242
Deferred rent receivables		123,619		117,570
Acquired lease intangible assets, net		4,731		2,487
Interest rate contract assets		22,310		77,620
Investment in unconsolidated Fund		—		23,770
Other assets		43,963		147,323
Total Assets	$	9,288,181	$	9,403,700
Liabilities				
Secured notes payable, net	$	5,548,870	$	5,498,022
Ground lease liability		10,808		10,822
Interest payable, accounts payable and deferred revenue		139,959		131,011
Security deposits		67,069		62,449
Acquired lease intangible liabilities, net		8,276		11,331
Interest rate contract liabilities		6,437		—
Dividends payable		31,831		31,825
Total Liabilities		5,813,250		5,745,460
Equity				
Douglas Emmett, Inc. stockholders' equity:				
Common Stock, $0.01 par value, 750,000,000 authorized, 167,462,215 and 167,435,259 outstanding at December 31, 2025 and December 31, 2024, respectively		1,675		1,674
Additional paid-in capital		3,396,820		3,396,452
Accumulated other comprehensive income		11,452		54,917
Accumulated deficit		(1,505,390)		(1,394,394)
Total Douglas Emmett, Inc. stockholders' equity		1,904,557		2,058,649
Noncontrolling interests		1,570,374		1,599,591
Total Equity		3,474,931		3,658,240
Total Liabilities and Equity	$	9,288,181	$	9,403,700

See accompanying notes to the consolidated financial statements.

Douglas Emmett, Inc.
Consolidated Statements of Operations
(In thousands, except per share data)

		Year Ended December 31,	
	2025	**2024**	**2023**
Revenues			
Office rental			
Rental revenues and tenant recoveries	$ 686,208	$ 683,901	$ 714,742
Parking and other income	119,308	112,503	115,203
Total office revenues	805,516	796,404	829,945
Multifamily rental			
Rental revenues	181,205	174,278	174,296
Parking and other income	17,261	15,796	16,247
Total multifamily revenues	198,466	190,074	190,543
Total revenues	1,003,982	986,478	1,020,488
Operating Expenses			
Office expenses	301,276	285,352	294,310
Multifamily expenses	66,661	64,906	67,323
General and administrative expenses	46,664	45,356	49,236
Depreciation and amortization	398,932	384,048	459,949
Total operating expenses	813,533	779,662	870,818
Other income	18,021	28,019	19,633
Other expenses	(437)	(398)	(1,032)
Income (loss) from unconsolidated Fund	—	2,593	(34,643)
Interest expense	(266,675)	(229,442)	(209,468)
Gain from consolidation of JV	47,212	—	—
Net (loss) income	(11,430)	7,588	(75,840)
Net loss attributable to noncontrolling interests	27,697	15,929	33,134
Net income (loss) attributable to common stockholders	$ 16,267	$ 23,517	$ (42,706)
Net income (loss) per common share – basic and diluted	$ 0.09	$ 0.13	$ (0.26)

See accompanying notes to the consolidated financial statements.

Douglas Emmett, Inc.
Consolidated Statements of Comprehensive Loss
(In thousands)

	Year Ended December 31,		
	2025	**2024**	**2023**
Net (loss) income	$ (11,430)	$ 7,588	$ (75,840)
Other comprehensive loss: cash flow hedges	(68,733)	(90,965)	(100,031)
Comprehensive loss	(80,163)	(83,377)	(175,871)
Comprehensive loss attributable to noncontrolling interests	52,965	45,894	62,019
Comprehensive loss attributable to common stockholders	$ (27,198)	$ (37,483)	$ (113,852)

See accompanying notes to the consolidated financial statements.


Douglas Emmett, Inc.
Consolidated Statements of Equity
(In thousands, except dividend per share data)


		Year Ended December 31,				
		2025		**2024**		**2023**
Shares of Common Stock	Beginning balance	167,435		167,206		175,810
	Exchange of OP Units for common stock	27		229		468
	Repurchases of common stock	—		—		(9,072)
	Ending balance	167,462		167,435		167,206
Common Stock	Beginning balance	$ 1,674	$	1,672	$	1,758
	Exchange of OP Units for common stock	1		2		5
	Repurchases of common stock	—		—		(91)
	Ending balance	$ 1,675	$	1,674	$	1,672
Additional Paid-in Capital	Beginning balance	$ 3,396,452	$	3,392,955	$	3,493,307
	Exchange of OP Units for common stock	378		3,501		7,736
	Repurchases of OP Units with cash	(10)		(4)		1,054
	Repurchases of common stock	—		—		(109,142)
	Ending balance	$ 3,396,820	$	3,396,452	$	3,392,955
Accumulated Other Comprehensive Income (Loss)	Beginning balance	$ 54,917	$	115,917	$	187,063
	Cash flow hedge adjustments	(43,465)		(61,000)		(71,146)
	Ending balance	$ 11,452	$	54,917	$	115,917
Accumulated Deficit	Beginning balance	$ (1,394,394)	$	(1,290,682)	$	(1,119,714)
	Net income (loss) attributable to common stockholders	16,267		23,517		(42,706)
	Dividends	(127,263)		(127,229)		(128,262)
	Ending balance	$ (1,505,390)	$	(1,394,394)	$	(1,290,682)
Noncontrolling Interests	Beginning balance	$ 1,599,591	$	1,625,535	$	1,713,369
	Net loss attributable to noncontrolling interests	(27,697)		(15,929)		(33,134)
	Cash flow hedge adjustments	(25,268)		(29,965)		(28,885)
	Contributions	5,400		28,000		125
	Consolidation of JV	20,246		—		—
	Distributions	(28,408)		(31,590)		(40,589)
	Exchange of OP Units for common stock	(379)		(3,503)		(7,741)
	Repurchases of OP Units with cash	(341)		(134)		(3,460)
	Stock-based compensation	27,230		27,177		25,850
	Ending balance	$ 1,570,374	$	1,599,591	$	1,625,535


Statement continues on the following page.


Douglas Emmett, Inc.
Consolidated Statements of Equity
(In thousands, except dividend per share data)

		Year Ended December 31,		
		2025	**2024**	**2023**
Total Equity	Beginning balance	$ 3,658,240	$ 3,845,397	$ 4,275,783
	Net (loss) income	(11,430)	7,588	(75,840)
	Cash flow hedge adjustments	(68,733)	(90,965)	(100,031)
	Consolidation of JV	20,246	—	—
	Repurchases of OP Units with cash	(351)	(138)	(2,406)
	Repurchases of common stock	—	—	(109,233)
	Contributions	5,400	28,000	125
	Dividends	(127,263)	(127,229)	(128,262)
	Distributions	(28,408)	(31,590)	(40,589)
	Stock-based compensation	27,230	27,177	25,850
	Ending balance	$ 3,474,931	$ 3,658,240	$ 3,845,397
	Dividends declared per common share	$ 0.76	$ 0.76	$ 0.76

See accompanying notes to the consolidated financial statements.

Douglas Emmett, Inc.
Consolidated Statements of Cash Flows
(In thousands)

	Year Ended December 31,		
	2025	**2024**	**2023**
Operating Activities			
Net (loss) income	$ (11,430)	$ 7,588	$ (75,840)
Adjustments to reconcile net (loss) income to net cash provided by operating activities:			
(Income) loss from unconsolidated Fund	—	(2,593)	34,643
Gain from consolidation of JV	(47,212)	—	—
Depreciation and amortization	398,932	384,048	459,949
Net accretion of acquired lease intangibles	(4,827)	(8,023)	(10,961)
Straight-line rent	(6,049)	(2,248)	(342)
Loan premium/discount amortized/accreted and written off	336	(333)	(460)
Deferred loan costs amortized and written off	11,896	9,335	8,858
Amortization of stock-based compensation	21,208	21,038	19,834
Operating distributions from unconsolidated Fund	—	1,224	1,288
Purchase of interest rate caps	—	—	(1,622)
Change in working capital components:			
Tenant receivables	2,245	1,854	783
Interest payable, accounts payable and deferred revenue	11,444	(4)	6,248
Security deposits	3,162	491	529
Other assets	7,148	(3,684)	(15,943)
Net cash provided by operating activities	386,853	408,693	426,964
Investing Activities			
Capital expenditures for improvements to real estate	(192,397)	(167,337)	(189,157)
Capital expenditures for developments and purchase of note receivable secured by real estate	(102,461)	(72,052)	(41,480)
Insurance recoveries for damage to real estate	3,926	3,573	2,181
Cash assumed from consolidation of JV	25,589	—	—
Acquisition of additional interests in unconsolidated Fund	—	(5,214)	(5,214)
Capital distributions from unconsolidated Fund	—	269	80
Net cash used in investing activities	(265,343)	(240,761)	(233,590)
Financing Activities			
Proceeds from borrowings	1,322,657	325,000	505,000
Repayment of borrowings	(1,366,178)	(434,902)	(155,862)
Loan cost payments	(31,207)	(5,648)	(6,269)
Contributions from noncontrolling interests in consolidated JVs	5,400	28,000	125
Distributions paid to noncontrolling interests	(28,408)	(31,590)	(40,589)
Dividends paid to common stockholders	(127,257)	(127,185)	(129,895)
Repurchases of OP Units	(351)	(138)	(2,406)
Repurchases of common stock	—	—	(109,233)
Net cash (used in) provided by financing activities	(225,344)	(246,463)	60,871
(Decrease) increase in cash and cash equivalents and restricted cash	(103,834)	(78,531)	254,245
Cash and cash equivalents and restricted cash - beginning balance	444,652	523,183	268,938
Cash and cash equivalents and restricted cash - ending balance	$ 340,818	$ 444,652	$ 523,183

Douglas Emmett, Inc.
Consolidated Statements of Cash Flows
(In thousands)

Reconciliation of Ending Cash Balance

	Year Ended December 31,		
	2025	2024	2023
Cash and cash equivalents	$ 340,789	$ 444,623	$ 523,082
Restricted cash (included in Other assets on our consolidated balance sheets)	29	29	101
Cash and cash equivalents and restricted cash	$ 340,818	$ 444,652	$ 523,183

Supplemental Cash Flows Information

	Year Ended December 31,		
	2025	2024	2023
Cash paid for interest, net of capitalized interest	$ 237,376	$ 219,503	$ 195,952
Capitalized interest paid	$ 11,239	$ 8,724	$ 1,474
Non-cash Investing Transactions			
Accrual for real estate and development capital expenditures	$ 16,771	$ 15,831	$ 16,540
Capitalized stock-based compensation for improvements to real estate and developments	$ 6,022	$ 6,139	$ 6,016
Removal of fully depreciated and amortized buildings, building improvements, tenant improvements and lease intangibles	$ 253,460	$ 114,158	$ 102,114
Removal of fully amortized acquired lease intangible assets	$ 1,741	$ 203	$ 427
Removal of fully accreted acquired lease intangible liabilities	$ 10,314	$ 13,304	$ 16,843
Non-cash Financing Transactions			
(Loss) Gains recorded in AOCI - consolidated derivatives	$ (7,650)	$ 47,896	$ 45,364
Gains recorded in AOCI - unconsolidated Fund's derivatives (our share)	$ —	$ 5,417	$ 585
Dividends declared	$ 127,263	$ 127,229	$ 128,262
Exchange of OP Units for common stock	$ 379	$ 3,503	$ 7,741
Seller financing of note receivable purchase	$ —	$ 61,750	$ —

See accompanying notes to the consolidated financial statements.

1. Overview

Organization and Business Description

Douglas Emmett, Inc. is a fully integrated, self-administered and self-managed REIT. We are one of the largest owners and operators of high-quality office and multifamily properties in Los Angeles County, California and Honolulu, Hawaii. Through our interest in our Operating Partnership, its subsidiaries, and our consolidated JVs, we focus on owning, acquiring, developing and managing a substantial market share of top-tier office properties and premier multifamily communities in neighborhoods that possess significant supply constraints, high-end executive housing and key lifestyle amenities. The terms "us," "we" and "our" as used in the consolidated financial statements refer to Douglas Emmett, Inc. and its subsidiaries on a consolidated basis.

At December 31, 2025, our Total Portfolio consisted of (i) an 18.0 million square foot office portfolio, which included a 456 thousand square foot office property under development, (ii) 5,445 multifamily apartment units, which included 1,035 apartment units under development, and (iii) fee interests in two parcels of land from which we receive rent under ground leases. As of December 31, 2025, our portfolio consisted of the following (including ancillary retail space and excluding two parcels of land from which we receive rent under ground leases):

	Total Portfolio
Office	
Wholly-owned properties	52
Consolidated JV properties	18
	70
Multifamily	
Wholly-owned properties	12
Consolidated JV properties	3
	15
Total	85

Basis of Presentation

The accompanying consolidated financial statements are the consolidated financial statements of Douglas Emmett, Inc. and its subsidiaries, including our Operating Partnership and our consolidated JVs. All significant intercompany balances and transactions have been eliminated in our consolidated financial statements.

We consolidate entities in which we are considered to be the primary beneficiary of a VIE or have a majority of the voting interest of the entity. We are deemed to be the primary beneficiary of a VIE when we have (i) the power to direct the activities of that VIE that most significantly impact its economic performance, and (ii) the obligation to absorb losses or the right to receive benefits that could potentially be significant to the VIE. We do not consolidate entities in which the other parties have substantive kick-out rights to remove our power to direct the activities, most significantly impacting the economic performance, of that VIE. In determining whether we are the primary beneficiary, we consider factors such as ownership interest, management representation, authority to control decisions, and contractual and substantive participating rights of each party.

We consolidate our Operating Partnership through which we conduct substantially all of our business, and own, directly and through subsidiaries, substantially all of our assets, and are obligated to repay substantially all of our liabilities. The consolidated debt, excluding our consolidated JVs, was $3.81 billion and $3.73 billion as of December 31, 2025 and December 31, 2024. See Note 8. We also consolidate six JVs through our Operating Partnership. We consolidate our Operating Partnership and our six JVs because they are VIEs and we or our Operating Partnership are the primary beneficiary for each. On January 1, 2025, we commenced consolidating one of our JVs which was previously unconsolidated and accounted for using the equity method. The JV owns two Class A office properties totaling 0.4 million square feet.

As of December 31, 2025, our consolidated VIE entities, excluding our Operating Partnership, had:

- aggregate consolidated assets of $3.76 billion (of which $3.55 billion related to investment in real estate), and

- aggregate consolidated liabilities of $1.84 billion (of which $1.78 billion related to debt).

As of December 31, 2024, our consolidated VIE entities, excluding our Operating Partnership, had:

- aggregate consolidated assets of $3.77 billion (of which $3.38 billion related to investment in real estate), and

- aggregate consolidated liabilities of $1.86 billion (of which $1.80 billion related to debt).

The accompanying consolidated financial statements have been prepared pursuant to the rules and regulations of the SEC in conformity with US GAAP as established by the FASB in the ASC. The accompanying consolidated financial statements include, in our opinion, all adjustments, consisting of normal recurring adjustments, necessary to present fairly the financial information set forth therein. Any references to the number or class of properties, square footage, per square footage amounts, apartment units and geography, are unaudited and outside the scope of our independent registered public accounting firm's audit of our consolidated financial statements in accordance with the standards of the PCAOB.

2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of consolidated financial statements in conformity with US GAAP requires management to make certain estimates that affect the reported amounts in the consolidated financial statements and accompanying notes. Actual results could differ materially from those estimates.

Investment in Real Estate

Acquisitions and Initial Consolidation of VIEs

Acquisitions of properties generally do not meet the definition of a business and are accounted for as asset acquisitions, as substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or a group of similar identifiable assets. We include the acquired properties' results of operations in our results of operations from the respective acquisition date. We allocate the purchase price for asset acquisitions, which includes the capitalized transaction costs, and for the properties upon the initial consolidation of VIEs not determined to be a business, on a relative fair value basis to: (i) land, (ii) buildings and improvements, (iii) tenant improvements and identifiable intangible assets such as in-place at-market leases, (iv) acquired above- and below-market ground and tenant leases (including for renewal options), and if applicable (v) assumed debt and (vi) assumed interest rate swaps. The fair values are based upon comparable sales for land, and the income approach using our estimates of expected future cash flows and other valuation techniques, which include but are not limited to, our estimates of rental rates, revenue growth rates, capitalization rates and discount rates, for other assets and liabilities. We estimate the relative fair values of the tangible assets on an "as-if-vacant" basis. The estimated relative fair value of acquired in-place at-market leases are the estimated costs to lease the property to the occupancy level at the date of acquisition, including the fair value of leasing commissions and legal costs. We evaluate the time period over which we expect such occupancy level to be achieved and include an estimate of the net operating costs (primarily real estate taxes, insurance and utilities) incurred during the lease-up period. Above- and below-market ground and tenant leases are recorded as an asset or liability based on the present value (using a discount rate which reflects the risks associated with the leases acquired) of the difference between the contractual amounts to be paid or received pursuant to the in-place ground or tenant leases, respectively, and our estimate of the fair market rental rates for the corresponding in-place leases, over the remaining non-cancelable term of the lease. Assumed debt is recorded at fair value based upon the present value of the expected future payments and current interest rates. See Note 3 for our property acquisition disclosures.

Depreciation and Amortization

The assets and liabilities listed below are carried on our consolidated balance sheets net of the related accumulated depreciation or amortization/accretion, and any impairment charges. We accelerate depreciation for affected assets when we renovate our buildings or our buildings are impacted by new developments. When assets are sold or retired, their cost and related accumulated depreciation or amortization are removed from our consolidated balance sheets with the resulting gains or losses, if any, reflected in our results of operations for the respective period.

- Buildings and improvements are depreciated on a straight-line basis using an estimated life of twenty-five to forty years for buildings and fifteen years for improvements.

- Tenant improvements are depreciated on a straight-line basis over the life of the related lease, with any remaining balance depreciated in the period of any early lease termination.

- Acquired in-place leases are amortized on a straight-line basis over the weighted average remaining term of the acquired in-place leases.

- Acquired lease intangibles are amortized on a straight-line basis over the related lease term, with any remaining balance amortized in the period of any early lease termination.

- Acquired above- and below-market tenant leases are amortized/accreted on a straight-line basis over the life of the related lease and recorded as either an increase (for below-market leases) or a decrease (for above-market leases) to rental revenue.

- Acquired above- and below-market ground leases, from which we earn ground rent income, are amortized/accreted on a straight-line basis over the life of the related lease and recorded either as an increase (for below-market leases) or a decrease (for above-market leases) to rental revenue.

- Acquired above- and below-market ground leases, for which we incur ground rent expense, are accreted/amortized over the life of the related lease and recorded either as an increase (for below-market leases) or a decrease (for above-market leases) to expense.

Real Estate Held for Sale

Properties are classified as held for sale on our consolidated balance sheets when they meet certain requirements, including the approval of the sale of the property, the marketing of the property for sale, and our expectation that the sale will likely occur within the next 12 months. Properties classified as held for sale are carried at the lower of their carrying value or fair value less costs to sell, and we also cease to depreciate the property. As of December 31, 2025 and 2024, we did not have any properties held for sale.

Dispositions

Recognition of gains or losses from sales of investments in real estate requires that we meet certain revenue recognition criteria and transfer control of the real estate to the buyer. The gain or loss recorded is measured as the difference between the sales price, less costs to sell, and the carrying value of the real estate when we sell it. We did not sell any properties during 2025, 2024 and 2023.

Cost Capitalization

Costs incurred during the period of construction of real estate are capitalized. Cost capitalization of development and redevelopment activities begins during the predevelopment period, which we define as the activities that are necessary to begin the development of the property. We cease capitalization upon substantial completion of the project, but no later than one year from cessation of major construction activity. We also cease capitalization when activities necessary to prepare the property for its intended use have been suspended. Capitalized costs are included in Investment in real estate, gross, on our consolidated balance sheets. Demolition expenses and repairs and maintenance are recorded as expense when incurred. During 2025, 2024 and 2023, we capitalized $104.1 million, $43.2 million and $38.0 million of costs related to our developments, respectively, which included $11.2 million, $8.7 million and $1.5 million of capitalized interest, respectively.

Ground Lease

We account for our ground lease, for which we are the lessee, in accordance with Topic 842 "Leases". We classify the ground lease as an operating lease, and we recognize a right-of-use asset for the land and a lease liability for the future lease payments. We recognize the lease payments as expense, which is included in Office expenses in our consolidated statements of operations. See Note 4 for more information regarding this ground lease. See Note 14 for the fair value disclosures related to the ground lease liability.

Investment in Unconsolidated Fund

As of December 31, 2025, we did not have any unconsolidated entities. See Notes 3 and 6. As of December 31, 2024, we managed and owned an equity interest in one unconsolidated Fund. We accounted for our investment in the unconsolidated Fund using the equity method because we had significant influence but not control over the Fund. Under the equity method, we initially recorded our investment in our Fund at cost, which includes acquisition basis difference and additional basis for capital raising costs, and subsequently adjusted the investment balance for: (i) our share of the Fund's net income or losses, (ii) our share of the Fund's other comprehensive income or losses, (iii) our cash contributions to the Fund and (iv) our distributions received from the Fund.

Our investment in the unconsolidated Fund is included in Investment in unconsolidated Fund on the consolidated balance sheets. Our share of our Fund's accumulated other comprehensive income or losses is included in Accumulated other comprehensive income (loss) on our consolidated balance sheets. As of December 31, 2024, the total investment basis difference included in our investment balance in the unconsolidated Fund was $4.0 million. Our share of the net income or losses from the Fund is included in Income (loss) from unconsolidated Fund in our consolidated statements of operations.

We periodically assessed whether there had been any impairment that was other than temporary in our investment in the unconsolidated Fund. An impairment charge would be recorded if events or changes in circumstances indicate that a decline in the fair value below the carrying value had occurred and the decline is other-than-temporary. Based upon such periodic assessments, we recorded an impairment charge of $36.2 million during 2023. The impairment charge we recorded during 2023 is included in Income (loss) from unconsolidated Fund on our consolidated statement of operations. We did not record any impairment charges during 2025 and 2024.

On January 1, 2025, we amended the Fund's operating agreement such that the Fund became a VIE, and as the primary beneficiary of the VIE we commenced consolidating the JV on January 1, 2025. The results of the consolidated JV are included in our operating results from January 1, 2025 and we no longer account for this investment using the equity method. See Notes 3 and 6.

Impairment of Long-Lived Assets

We periodically assess whether there has been any impairment in the carrying value of our properties and whenever events or changes in circumstances indicate that the carrying value of a property may not be recoverable. An impairment charge would be recorded if events or changes in circumstances indicate that a decline in the fair value below the carrying value has occurred and the carrying value is not recoverable. Recoverability of the carrying value of our properties is measured by a comparison of the carrying value to the undiscounted future cash flows expected to be generated by the property. If the carrying value exceeds the estimated undiscounted future cash flows, an impairment loss is recorded equal to the difference between the property's carrying value and its fair value based on the estimated discounted future cash flows. Based upon such periodic assessments, no impairments occurred during 2025, 2024 or 2023.

Cash and Cash Equivalents

We consider short-term investments with maturities of three months or less when purchased to be cash equivalents.

Revenue Recognition

Rental Revenues and Tenant Recoveries

We account for our rental revenues, and variable lease payments such as tenant recoveries and parking revenues, in accordance with Topic 842. We adopted a practical expedient which allows us to account for our rental revenues, tenant recoveries and certain parking revenues on a combined basis. Rental revenues and tenant recoveries from tenant leases are included in Rental revenues and tenant recoveries on our consolidated statements of operations. Parking revenues are included in office Parking and other income on our consolidated statements of operations. See "Office parking revenues" disclosure further below. All of our tenant leases are classified as operating leases. For lease terms exceeding one year, rental income is recognized on a straight-line basis over the lease term. Rental revenue from month-to-month leases or leases with no scheduled rent increases or other adjustments is recognized on a monthly basis when earned.

Estimated tenant recoveries for real estate taxes, common area maintenance and other recoverable operating expenses, which are included in Rental revenues and tenant recoveries on our consolidated statements of operations, are recognized as revenue on a gross basis in the period that the recoverable expenses are incurred. Subsequent to year-end, in accordance with our policy, we perform reconciliations on a lease-by-lease basis and bill or credit each tenant for any differences between the estimated expenses we billed to the tenant and the actual expenses incurred. The amounts billed to tenants as a result of these reconciliations during 2025, 2024 and 2023 were not material. Tenant recoveries were $51.3 million, $50.1 million and $61.6 million in 2025, 2024 and 2023, respectively.

Tenant receivables consist primarily of amounts due for contractual lease payments and reimbursements of common area maintenance expenses, property taxes, and other costs recoverable from tenants. Deferred rent receivables represent the amount by which the cumulative straight-line rental revenue recorded to date exceeds the cumulative cash rents billed to date under the lease agreement.

Lease Terminations

Lease termination fees, which are included in Rental revenues and tenant recoveries on our consolidated statements of operations, are recognized on a straight line basis over the new remaining lease term when the related lease is canceled. We recognized lease termination revenue of $2.8 million, $2.6 million and $5.2 million during 2025, 2024 and 2023, respectively.

Tenant Improvements

Tenant improvements constructed, and owned by us, and reimbursed by tenants are recorded as our assets, and the related revenue, which is included in Rental revenues and tenant recoveries on our consolidated statements of operations, is recognized over the related lease term. We recognized revenue for reimbursement of tenant improvements of $7.5 million, $7.0 million and $5.8 million during 2025, 2024 and 2023, respectively.

Collectibility

In accordance with Topic 842, we perform an assessment as to whether or not substantially all of the amounts due under a tenant's lease agreement is deemed probable of collection. This assessment involves using a methodology that requires judgment and estimates about matters that are uncertain at the time the estimates are made, including tenant specific factors, specific industry conditions, and general economic trends and conditions.

For leases where we have concluded it is probable that we will collect substantially all the lease payments due under those leases, we continue to record lease income on a straight-line basis over the lease term. For leases where we have concluded that it is not probable that we will collect substantially all the lease payments due under those leases, we limit the lease income to the lesser of the income recognized on a straight-line basis or cash basis. We write-off tenant receivables and deferred rent receivables as a charge against rental revenues and tenant recoveries in the period we conclude that substantially all of the lease payments are not probable of collection. If we subsequently collect amounts that were previously written off then the amounts collected are recorded as an increase to our rental revenues and tenant recoveries in the period they are collected. If our conclusion of collectibility changes, we will record the difference between the lease income that would have been recognized on a straight-line basis and cash basis as a current-period adjustment to rental revenues and tenant recoveries.

Parking and Other Income

Office Parking Revenues

Our lease contracts generally make a specified number of parking spaces available to the tenant, and we bill and recognize parking revenues on a monthly basis in accordance with the lease agreements, generally using the monthly parking rates in effect at the time of billing. Office parking revenues were $100.4 million, $94.2 million and $92.2 million in 2025, 2024 and 2023, respectively, and are included in office Parking and other income on our consolidated statements of operations. Office parking receivables were $1.1 million and $1.2 million as of December 31, 2025 and 2024, respectively, and are included in Tenant receivables on our consolidated balance sheets.

Ground Lease Revenues

We own two parcels of land from which we receive rent under ground leases. We account for our ground lease revenues as operating leases in accordance with Topic 842. Ground lease revenues were $3.3 million, $3.4 million and $7.9 million in 2025, 2024 and 2023, respectively, and are included in office Parking and other income on our consolidated statements of operations.

Insurance Recoveries

The amount by which insurance recoveries related to property damage exceed any losses recognized from that damage are recorded as Other income on our consolidated statements of operations when payment has been received or confirmation of the amount of proceeds has been received.

Interest Income

Interest income from our short-term money market fund investments is recognized on an accrual basis. Interest income is included in Other income on our consolidated statements of operations.

Leasing Costs

We account for our leasing costs in accordance with Topic 842. In accordance with Topic 842, we capitalize initial direct costs of a lease, which are costs that would not have been incurred had the lease not been executed. Costs to negotiate a lease that would have been incurred regardless of whether the lease was executed, such as employee salaries, are not considered to be initial direct costs, and are expensed as incurred.

Loan Costs

Loan costs incurred directly with the issuance of secured notes payable are deferred and amortized to interest expense over the respective loan or credit facility term. Any unamortized amounts are written off upon early repayment of the secured notes payable, and the related cost and accumulated amortization are removed from our consolidated balance sheets.

To the extent that a refinancing is considered an exchange of debt with the same lender, we account for loan costs based upon whether the old debt is determined to be modified or extinguished for accounting purposes. If the old debt is determined to be modified then we (i) continue to defer and amortize any unamortized deferred loan costs associated with the old debt at the time of the modification over the new term of the modified debt, (ii) defer and amortize the lender costs incurred in connection with the modification over the new term of the modified debt, and (iii) expense all other costs associated with the modification. If the old debt is determined to be extinguished then we (i) write off any unamortized deferred loan costs associated with the extinguished debt at the time of the extinguishment and remove the related cost and accumulated amortization from our consolidated balance sheets, (ii) expense all lender costs associated with the extinguishment, and (iii) defer and amortize all other costs incurred directly in connection with the extinguishment over the term of the new debt.

Deferred loan costs are presented on the consolidated balance sheets as a deduction from the carrying amount of our secured notes payable. All loan costs expensed and deferred loan costs amortized are included in interest expense in our consolidated statements of operations. See Note 8 for our loan cost disclosures.

Debt Discounts and Premiums

Debt discounts and premiums related to recording debt assumed in connection with property acquisitions at fair value are generally amortized and accreted, respectively, over the remaining term of the related loan, which approximates the effective interest method. The amortization/accretion is included in interest expense in our consolidated statements of operations.

Derivative Contracts

We make use of interest rate swap and cap contracts to manage the risk associated with changes in interest rates on our floating-rate debt and to satisfy certain lender requirements. When we enter into a floating-rate term loan, we generally enter into an interest rate swap agreement for the equivalent principal amount, for a period covering the majority of the loan term, which effectively converts our floating-rate debt to a fixed-rate basis during that time. We also enter into interest rate cap agreements from time to time to cap the interest rates on our floating rate loans. We may enter into derivative contracts that are intended to hedge certain economics risks, even though hedge accounting does not apply or we elect to not apply hedge accounting. We do not speculate in derivatives and we do not make use of any other derivative instruments.

When entering into derivative agreements, we generally elect to designate them as cash flow hedges for accounting purposes. Changes in fair value of hedging instruments designated as cash flow hedges are recorded in accumulated other comprehensive income (loss) (AOCI), which is a component of equity outside of earnings. For our Fund's hedging instruments designated as cash flow hedges, we record our share of the changes in fair value of the hedging instrument in AOCI. Amounts recorded in AOCI related to our designated hedges are reclassified to Interest expense as interest payments are made on the hedged floating rate debt. Amounts reported in AOCI related to our Fund's hedges are reclassified to Income (loss) from unconsolidated Fund, as interest payments are made by our Fund on its hedged floating rate debt.

Our derivatives are included in Interest rate contract assets and Interest rate contract liabilities on our consolidated balance sheets at fair value, on a gross basis, excluding accrued interest. The accrued interest is included in Interest Payable, accounts payable and deferred revenue on our consolidated balance sheets. Our share of the fair value of our Fund's derivatives is included in Investment in unconsolidated Fund on our consolidated balance sheets. See Note 10 for our derivative disclosures.

Stock-Based Compensation

We account for stock-based compensation, which includes grants of LTIP Units to certain employees and non-employee directors, using the fair value method of accounting. The estimated fair value of the awards is based upon the market value of our common stock on the grant date and a discount for post-vesting restrictions. The estimated fair value of LTIP Units granted, net of estimated forfeitures, is amortized over the vesting period, which is based upon service. See Note 13 for our stock-based compensation disclosures.

EPS

We calculate basic EPS by dividing the net income (loss) attributable to common stockholders for the period by the weighted average number of common shares outstanding during the respective period. We calculate diluted EPS by dividing the net income (loss) attributable to common stockholders for the period by the weighted average number of common shares and dilutive instruments outstanding during the respective period using the treasury stock method. Unvested LTIP Units contain non-forfeitable rights to dividends and we account for them as participating securities and include them in the computation of basic and diluted EPS using the two-class method. See Note 12 for our EPS disclosures.

Segment Information

Segment information is prepared on the same basis that our chief operating decision maker (CODM) reviews information to assess performance and make resource allocation decisions. We operate two business segments: the acquisition, development, ownership and management of office real estate, and the acquisition, development, ownership and management of multifamily real estate. The services for our office segment include primarily rental of office space and other tenant services, including parking and storage space rental. The services for our multifamily segment include primarily rental of apartments and other tenant services, including parking and storage space rental. See Note 15 for our segment disclosures.

Income Taxes

We have elected to be taxed as a REIT under the Code, commencing with our initial taxable year ended December 31, 2006. To qualify as a REIT, we are required (among other things) to distribute at least 90% of our REIT taxable income to our stockholders and meet various other requirements imposed by the Code relating to matters such as operating results, asset holdings, distribution levels and diversity of stock ownership. Provided that we qualify for taxation as a REIT, we are generally not subject to corporate-level income tax on the earnings distributed currently to our stockholders that we derive from our REIT qualifying activities. If we fail to qualify as a REIT in any taxable year, and are unable to avail ourselves of certain savings provisions set forth in the Code, all of our taxable income would be subject to federal income tax at the regular corporate rate.

We have elected to treat one of our subsidiaries as a TRS, which generally may engage in any business, including the provision of customary or non-customary services to our tenants. A TRS is treated as a regular corporation and is subject to federal income tax and applicable state income and franchise taxes at regular corporate rates. Our TRS did not have significant tax provision or deferred income tax items for 2025, 2024 or 2023. Our subsidiaries (other than our TRS), including our Operating Partnership, are partnerships, disregarded entities, QRSs or REITs, as applicable, for federal income tax purposes. Under applicable federal and state income tax rules, the allocated share of net income or loss from disregarded entities or flow-through entities is reportable in the income tax returns of the respective owners. Accordingly, no income tax provision is included in our consolidated financial statements for these entities.

New Accounting Pronouncements

Changes to US GAAP are implemented by the FASB in the form of ASUs. We consider the applicability and impact of all ASUs. Other than the ASUs discussed below, the FASB has not issued any other ASUs that we expect to be applicable and have a material impact on our consolidated financial statements.

ASUs Adopted

We did not adopt any new ASUs in 2025.

ASUs Not Yet Adopted

ASU 2024-03 "Disaggregation of Income Statement Expenses" (Subtopic 220-40 "Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures)

In November 2024, the FASB issued ASU No. 2024-03, which provides guidance on disaggregation of income statement expenses. The ASU is effective for fiscal years beginning after December 15, 2026 and interim periods within fiscal years beginning after December 15, 2027. The requirements in the ASU should be applied on a prospective or retrospective basis. We expect to provide additional disclosures regarding our expenses in our future financial statement disclosures when we adopt the ASU.

ASU 2025-09 "Hedge Accounting Improvements" (Topic 815 "Derivatives and Hedging")

In November 2025, the FASB issued ASU No. 2025-09, which provides guidance on improvements to hedge accounting. The ASU is effective for fiscal years beginning after December 15, 2026, and interim periods within that fiscal year. The requirements in the ASU should be applied on a prospective basis. We do not expect the ASU to have a material impact on our financial statements.

ASU 2025-11 "Narrow-Scope Improvements" (Topic 270 "Interim Reporting")

In December 2025, the FASB issued ASU No. 2025-11, which provides guidance on improvements to interim reporting disclosure requirements. The ASU is effective for interim reporting periods within annual reporting periods beginning after December 15, 2027. The requirements in the ASU should be applied on a prospective or retrospective basis. We do not expect the ASU to have a material impact on our financial statements.

3. Investment in Real Estate

The table below summarizes our investment in real estate:

(In thousands)	December 31, 2025	December 31, 2024
Land	$ 1,199,291	$ 1,185,977
Buildings and improvements[(1)(2)]	10,343,113	10,190,502
Tenant improvements and lease intangibles	1,060,108	1,032,373
Property under development[(1)(2)]	195,535	86,400
Investment in real estate, gross	$ 12,798,047	$ 12,495,252

(1) Net balances transferred from Building and improvements to Property under development for development projects was $13.9 million during 2025.

(2) Property under development balances transferred to Building and improvements for real estate placed into service were $9.6 million and $13.3 million during 2025 and 2024, respectively.

Consolidation of Partnership X

Partnership X is a JV through which we and another investor own two Class A office properties totaling 0.4 million square feet in the Los Angeles submarkets of Brentwood and Beverly Hills. On January 1, 2025, we amended the operating agreement of Partnership X resulting in Partnership X becoming a VIE, and we became the primary beneficiary and commenced consolidating Partnership X on January 1, 2025. The results of the Partnership X are included in our operating results from January 1, 2025. Before January 1, 2025, Partnership X was accounted for using the equity method, and our share of Partnership X's net income was included in our statements of operations in Income from unconsolidated Fund.

The consolidation of Partnership X required us to recognize the JV's identifiable assets and liabilities at fair value in our consolidated financial statements, along with the fair value of the non-controlling interest of $20.2 million. We recognized a gain of $47.2 million to adjust the carrying value of our existing investment in the JV to its estimated fair value upon consolidation. The gain was determined by taking the difference between: (a) the fair value of Partnership X's assets less its liabilities and (b) the sum of the fair value of the noncontrolling interest, the carrying value of our investment in Partnership X, and our share of Partnership X's other comprehensive income.

We determined the fair value of Partnership X's assets and liabilities upon initial consolidation using our estimates of expected future cash flows and other valuation techniques. We estimated the fair values of Partnership X's properties by using the income and sales comparison valuation approaches which included, but are not limited to, our estimates of rental rates, comparable sales, revenue growth rates, capitalization rates and discount rates. Assumed debt was recorded at fair value based upon the present value of the expected future payments and current interest rates. Other acquired assets, including cash and assumed liabilities were recorded at cost due to the short-term nature of the balances. The table below summarizes the adjusted relative purchase price allocation for the initial consolidation of the JV.

(In thousands)	JV Consolidation
Land	$ 4,286
Buildings and improvements	157,956
Tenant improvements and lease intangibles	7,861
Acquired lease intangible assets and liabilities, net	(602)
Interest rate contract assets	6,459
Secured note payable, net	(112,995)
Other assets and liabilities, net	23,501
Net assets and liabilities consolidated	$ 86,466

Acquisition of 10900 Wilshire

On January 2, 2025, a consolidated JV that we manage, and in which we own a 30% interest, acquired a 17-story, 247,000 square foot office building at 10900 Wilshire Boulevard in Westwood. Title to the property was transferred following the purchase of a secured note by the JV in 2024, which was partially financed by a $61.8 million loan. See Note 8 for our debt disclosures. We accounted for the acquisition as an asset acquisition and the acquired property's operating results are included in our consolidated operating results from the date of acquisition. The table below summarizes the relative fair values of the assets acquired and liabilities assumed.

(In thousands)	10900 Wilshire
Land	$ 9,029
Buildings and improvements	$ 80,865
Tenant improvements and lease intangibles	$ 4,035
Acquired lease intangible assets and liabilities, net	$ 1,074

The Landmark Residences (Formerly Barrington Plaza)

During the second quarter of 2023, we removed The Landmark Residences (formerly Barrington Plaza) residential property in Los Angeles from the rental market. In connection with the removal of the property from the rental market, we accelerated and recorded additional depreciation expense of $82.1 million during 2023, which is included in Depreciation and amortization on our consolidated statements of operations.

4. Ground Lease

We pay rent under a ground lease located in Honolulu, Hawaii, which expires on December 31, 2086. The rent is fixed at $733 thousand per year until February 28, 2029, after which it will reset to the greater of the existing ground rent or the market rent at that time.

As of December 31, 2025, the ground lease right-of-use asset carrying value was $7.4 million, and the ground lease liability was $10.8 million. Ground rent expense, which is included in Office expenses on our consolidated statements of operations, was $733 thousand during 2025, 2024 and 2023.

The table below, which assumes that the ground rent payments will continue to be $733 thousand per year after February 28, 2029, presents the future minimum ground lease payments as of December 31, 2025:

Year ending December 31,	(In thousands)
2026	$ 733
2027	733
2028	733
2029	733
2030	733
Thereafter	41,047
Total future minimum ground lease payments	$ 44,712

5. Acquired Lease Intangibles

Summary of our Acquired Lease Intangibles

(In thousands)	December 31, 2025	December 31, 2024
Above-market tenant leases	$ 6,775	$ 4,338
Above-market tenant leases - accumulated amortization	(2,870)	(2,694)
Above-market ground lease where we are the lessor	1,152	1,152
Above-market ground lease - accumulated amortization	(326)	(309)
Acquired lease intangible assets, net	$ 4,731	$ 2,487
Below-market tenant leases	$ 28,095	$ 34,704
Below-market tenant leases - accumulated accretion	(19,819)	(23,373)
Acquired lease intangible liabilities, net	$ 8,276	$ 11,331

Impact on the Consolidated Statements of Operations

The table below summarizes the net amortization/accretion related to our above- and below-market leases:

(In thousands)	Year Ended December 31,		
	2025	2024	2023
Net accretion of above- and below-market tenant lease assets and liabilities[1]	$ 4,844	$ 8,040	$ 10,978
Amortization of an above-market ground lease asset[2]	(17)	(17)	(17)
Total	$ 4,827	$ 8,023	$ 10,961

(1) Recorded as a net increase to office and multifamily rental revenues.

(2) Recorded as a decrease to office parking and other income.

The table below presents the future net accretion related to our above- and below-market leases at December 31, 2025.

Year ending December 31,	Net increase (decrease) to revenues
	(In thousands)
2026	$ 2,709
2027	1,392
2028	603
2029	60
2030	(25)
Thereafter	(1,194)
Total	$ 3,545

6. Investment in Unconsolidated Fund

Partnership X, a JV through which we and another investor own two Class A office properties totaling 0.4 million square feet, was consolidated on January 1, 2025. See Note 3. Before January 1, 2025, Partnership X was accounted for using the equity method. On December 31, 2023, we purchased an additional 20.2% equity interest in Partnership X, which increased our equity interest to 53.8%. On February 29, 2024, we purchased an additional 20.2% equity interest in Partnership X, which increased our equity interest to 74.0%.

Partnership X pays us fees and reimburses us for certain expenses related to property management and other services we provide. For the year ended December 31, 2025, the respective transactions are eliminated in consolidation. For the years ended December 31, 2024 and December 31, 2023, when we accounted for our investment in Partnership X using the equity method, those amounts are included in Other income on our consolidated statements of operations.

We also receive distributions based on invested capital and on any profits that exceed certain specified cash returns to the investors. For the year ended December 31, 2025, the respective transactions are eliminated in consolidation. The table below presents the cash distributions we received from Partnership X:

| (In thousands) | Year Ended December 31, | | | |
	2024		2023	
Operating distributions received	$	1,224	$	1,288
Capital distributions received		269		80
Total distributions received	$	1,493	$	1,368

Summarized Financial Information for Partnership X

The tables below present selected financial information for Partnership X before January 1, 2025 (when we accounted for our investment in Partnership X using the equity method). The amounts presented reflect 100% (not our pro-rata share) of the amounts related to the Fund, and are based upon historical book value:

(In thousands)	December 31, 2024	
Total assets	$	145,626
Total liabilities	$	118,825
Total equity	$	26,801

| (In thousands) | Year Ended December 31, | | | |
	2024		2023	
Total revenues	$	18,016	$	19,879
Operating income	$	4,519	$	6,224
Net income	$	2,800	$	4,190

7. Other Assets

(In thousands)	December 31, 2025	December 31, 2024
Prepaid expenses, note receivable and other[1]	$ 34,998	$ 124,430
Deposit with lender[2]	—	14,072
Furniture, fixtures and equipment, net	6,977	6,833
Indefinite-lived intangibles	1,988	1,988
Total other assets	$ 43,963	$ 147,323

(1) As of December 31, 2024, includes a note receivable that we purchased during December 2024 through a consolidated JV. The note receivable was secured by a property. In January 2025, the respective JV received the title to the property. See "Acquisition of 10900 Wilshire" in Note 3.

(2) In connection with The Landmark Residences (formerly Barrington Plaza) loan, we deposited cash into an interest-bearing collateral account with the lender. During August 2025, we paid off the loan and the lender refunded the deposit.

8. Secured Notes Payable, Net

Description	Maturity Date[1]	Principal Balance as of December 31, 2025	Principal Balance as of December 31, 2024	Variable Interest Rate[2]	Fixed Interest Rate[3]	Swap Maturity Date
		(In thousands)				
Consolidated Wholly-Owned Subsidiaries						
Fannie Mae loan[4]	N/A	$ —	$ 102,400	N/A	N/A	N/A
Term loan[5]	N/A	—	200,000	N/A	N/A	N/A
Fannie Mae loan[6]	N/A	—	550,000	N/A	N/A	N/A
Fannie Mae loan[6]	N/A	—	255,000	N/A	N/A	N/A
Fannie Mae loan[6]	N/A	—	125,000	N/A	N/A	N/A
Term loan[7]	8/15/2026	415,000	415,000	SOFR + 1.20%	N/A	N/A
Term loan	9/19/2026	366,000	366,000	SOFR + 1.25%	N/A	N/A
Term loan	11/1/2026	400,000	400,000	SOFR + 1.25%	N/A	N/A
Term loan	5/18/2028	300,000	300,000	SOFR + 1.51%	2.21%	6/1/2026
Term loan	1/1/2029	300,000	300,000	SOFR + 1.56%	2.66%	1/1/2027
Fannie Mae loan[4]	4/1/2030	127,200	—	N/A	4.99%	N/A
Fannie Mae loans[6]	9/1/2030	941,477	—	N/A	4.80%	N/A
Construction loan[8]	12/10/2030	49,506	—	SOFR + 2.45%	N/A	N/A
Term loan[9]	3/3/2032	336,639	335,000	N/A	4.57%	N/A
Term loan[5]	7/29/2032	200,000	—	SOFR + 2.00%	5.60%	8/1/2030
Fannie Mae loan[10]	8/1/2033	350,000	350,000	SOFR + 1.37%	3.65%	6/1/2027
Term loan[11]	6/1/2038	25,795	26,739	N/A	4.55%	N/A
Total Wholly-Owned Subsidiary Debt		**3,811,617**	**3,725,139**			
Consolidated JVs						
Term loan[12]	5/15/2027	380,000	450,000	SOFR + 1.45%	N/A	N/A
Term loan[13]	8/19/2028	565,000	625,000	SOFR + 1.45%	4.79%	12/5/2027
Term loan[14]	9/14/2028	115,000	—	SOFR + 1.46%	2.19%	10/1/2026
Term loan[15]	12/11/2028	325,000	325,000	SOFR + 2.50%	6.36%	1/5/2028
Term loan[16]	4/26/2029	175,000	175,000	SOFR + 1.25%	3.90%	5/1/2026
Fannie Mae loan	6/1/2029	160,000	160,000	SOFR + 1.09%	3.25%	7/1/2027
Term loan[17]	1/9/2030	61,750	61,750	N/A	6.00%	N/A
Total Consolidated Debt[18]		**5,593,367**	**5,521,889**			
Unamortized loan premium/discount, net[19]		1,085	2,754			
Unamortized deferred loan costs, net[20]		(45,582)	(26,621)			
Total Consolidated Debt, net		**$ 5,548,870**	**$ 5,498,022**			

Except as noted below, our loans: (i) are non-recourse, (ii) are secured by separate collateral pools consisting of one or more properties, (iii) require interest-only monthly payments with the outstanding principal due upon maturity, and (iv) contain certain financial covenants which could require us to deposit excess cash flow with the lender under certain circumstances unless we (at our option) either provide a guarantee or additional collateral or pay down the loan within certain parameters set forth in the loan documents. Certain loans with maturity date extension options require us to meet minimum financial thresholds in order to extend the loan maturity date.

(1) Maturity dates include extension options.

(2) All of our floating rate debt agreements include a zero-percent SOFR floor. If the loan is swap-fixed then the related swaps do not include such a floor.

(3) Effective rate as of December 31, 2025. Includes the effect of interest rate swaps (if applicable) and excludes the effect of points and prepaid loan fees, and loan premiums/discounts. See Note 10 for details of our interest rate swaps. See further below for details of our loan costs and loan premiums/discounts.

(4) During March 2025, we closed a $127.2 million term loan and used part of the proceeds to pay off a $102.4 million term loan. We paid upfront points totaling 125 basis points when we closed the loan.

(5) During July 2025, we refinanced a $200.0 million term loan.

(6) During August 2025, we closed eight loans with an aggregate principal amount of $941.5 million. These loans are aggregated in the table for reporting purposes due to their identical terms. We used part of the proceeds from the new loans to pay off three loans with an aggregate principal amount of $930.0 million. We paid upfront points totaling 125 basis points when we closed the loan.

(7) The interest rate swaps related to this loan expired on August 1, 2025.

(8) In December 2025, we closed a construction loan for up to $375.0 million for The Landmark Residences (formerly Barrington Plaza). The loan has a floating interest rate. We entered into accreting swaps starting January 2, 2026 that mature January 1, 2030 to effectively fix the interest rate on 75% of the increasing estimated balance outstanding under this loan at 5.80%. We made certain guarantees related to the loan, including the completion of the development project.

(9) We modified and extended the loan for seven years, effective March 3, 2025. The loan consists of a $200.0 million note that bears interest at 4.5%, of which 2.825% is accrued, and a $135.0 million note that accrues interest at 6.0%. The accrued interest for both notes is due at maturity and is not subject to compounding. See Note 9 regarding the accrued interest on the loan. The weighted average face rate on the principal balance is 5.10%, and the effective rate as a result of the non-compounding is 4.57%. The loan includes a revolving credit facility of $12.5 million, which accrues interest at 5.5%. As of December 31, 2025, the outstanding balance on the revolving credit facility was $1.6 million.

(10) The loan has a lender-required out-of-the-money interest rate cap at an interest rate of 7.84% until August 2026. $380.0 million of swaps were previously associated with other debt that we paid off in August 2025. They continue to hedge our remaining floating rate debt. For purposes of this table we have applied $350.0 million to this loan and the remaining $30.0 million has been applied to our pool of floating rate debt.

(11) The loan requires monthly payments of principal and interest. The principal amortization is based upon a 30-year amortization schedule.

(12) In May 2025, the JV made a $70.0 million loan principal payment to extend the loan for up to two years. The related interest rate swaps expired in April 2025, and in May 2025, the JV purchased an interest rate cap which capped the interest rate at 7.45% until May 2026.

(13) The interest rate swaps related to this loan expired on June 1, 2025. In November 2025, the JV made a $60.0 million loan principal payment and entered into a new interest rate swap agreement.

(14) The loan for a fund that we commenced consolidating on January 1, 2025. See Note 3.

(15) The loan requires monthly payments of principal and interest for twelve months commencing on January 5, 2028 based upon a 25-year principal amortization schedule.

(16) We guaranteed the portion of the loan principal that would need to be paid down in order to meet the minimum debt yield in the loan agreement. See "Guarantees" in Note 17.

(17) The interest rate is fixed at 6% until July 8, 2027 and then increases to 6.25% for the remaining loan term.

(18) See Note 14 for our debt fair value disclosures.

(19) Balances are net of accumulated amortization/accretion of $1.1 million and $1.4 million at December 31, 2025 and December 31, 2024, respectively.

(20) Balances are net of accumulated amortization of $55.8 million and $56.9 million at December 31, 2025 and December 31, 2024, respectively.

The table below summarizes our consolidated fixed and floating rate debt. The statistics include the impact of $30.0 million of swaps and $472.0 million of caps that are not assigned to loans in the debt table at the beginning of this footnote.

(In thousands)	Principal Balance as of December 31, 2025	Principal Balance as of December 31, 2024
Aggregate swap-fixed rate loans	$ 2,520,000	$ 3,130,000
Aggregate fixed rate loans	1,492,861	88,489
Aggregate capped rate loans	1,202,000	822,000
Aggregate floating rate loans	378,506	1,481,400
Total Debt	$ 5,593,367	$ 5,521,889

The table below summarizes certain consolidated debt statistics as of December 31, 2025. The statistics include the impact of $30.0 million of swaps (maturing June 1, 2027) that are not assigned to loans in the debt table at the beginning of this footnote.

Statistics for consolidated loans with interest fixed under the terms of the loan or a swap	
Principal balance (in thousands)	$4,012,861
Weighted average remaining life (including extension options)	4.3 years
Weighted average remaining fixed interest period	2.9 years
Weighted average annual interest rate	4.39%

Future Principal Payments

At December 31, 2025, the minimum future principal payments due on our consolidated secured notes payable were as follows:

Year ending December 31:	Including Maturity Extension Options[1]
	(In thousands)
2026	$ 1,181,987
2027	381,033
2028	1,306,081
2029	636,131
2030	1,181,117
Thereafter	907,018
Total future principal payments	$ 5,593,367

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(1) Some of our loan agreements require that we meet certain minimum financial thresholds to be able to extend the loan maturity.

Loan Premium and Loan Costs

The table below presents loan premium and loan costs, which are included in Interest expense on our consolidated statements of operations:

	Year Ended December 31,		
(In thousands)	2025	2024	2023
Loan premium/discount (amortized)/accreted and written off, net	$ 336	$ (333)	$ (460)
Deferred loan costs amortized and written off	11,896	9,335	8,858
Loan costs expensed	1,922	168	210
Total	$ 14,154	$ 9,170	$ 8,608

9. Interest Payable, Accounts Payable and Deferred Revenue

(In thousands)	December 31, 2025	December 31, 2024
Interest payable[1]	$ 32,416	$ 19,584
Accounts payable and accrued liabilities	56,708	60,131
Deferred revenue	50,835	51,296
Total interest payable, accounts payable and deferred revenue	$ 139,959	$ 131,011

(1) At December 31, 2025, includes accrued interest of $11.5 million for a term loan that matures in March 2032. The accrued interest is due at maturity and is not subject to compounding. See Note 8 for more information regarding our debt.

10. Derivative Contracts

Derivative Summary

The table below summarizes our derivative contracts as of December 31, 2025:

	Number of Interest Rate Swaps	Notional (In thousands)	
Derivatives Designated as Cash Flow Hedges:			
Consolidated derivatives - swaps[1][2][3]	21	$	2,520,000
Derivatives Not Designated as Cash Flow Hedges:			
Consolidated derivatives - caps[1][2][3]	6	$	1,202,000

(1) The notional amount reflects 100%, not our pro-rata share, of our consolidated JVs' derivatives. See Note 8 for more information about our hedged consolidated debt.

(2) Our derivative contracts do not provide for right of offset between derivative contracts.

(3) See Note 14 for our derivative fair value disclosures.

Counterparty Credit Risk

We are subject to credit risk from the counterparties on our interest rate swap and cap contract assets because we do not receive collateral. We seek to minimize that risk by entering into agreements with a variety of counterparties with investment grade ratings.

The fair value of our interest rate swap and cap contract assets, including accrued interest and excluding credit risk adjustments, was as follows:

(In thousands)	December 31, 2025	December 31, 2024
Consolidated derivatives[1]	$ 25,187	$ 85,420
Unconsolidated Fund's derivatives[2]	$ —	$ 6,839

(1) The amounts reflect 100%, not our pro-rata share, of our consolidated JVs' derivatives.

(2) We consolidated Partnership X commencing on January 1, 2025. See Note 3. The amount in the comparable period reflect 100%, not our pro-rata share, of Partnership X's derivatives. For more information about Partnership X, including our equity interest percentage, see Note 6.

Credit-risk-related Contingent Features

Certain of our swaps include credit-risk related contingent features. For example, we have agreements with certain of our interest rate swap counterparties that contain a provision under which we could be declared in default on our derivative obligations if repayment of the underlying indebtedness that we are hedging is accelerated by the lender due to our default on the indebtedness. As of December 31, 2025, there have been no events of default with respect to our interest rate swaps or our consolidated JVs' interest rate swaps. We do not post collateral for our interest rate swap contract liabilities.

The fair value of our interest rate swap contract liabilities, including accrued interest and excluding credit risk adjustments, was as follows:

(In thousands)	December 31, 2025	December 31, 2024
Consolidated derivatives[1][2]	$ 6,338	$ —

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(1)   The amounts include 100%, not our pro-rata share, of our consolidated JVs' derivatives.

(2)   We did not have any consolidated swaps in a liability position as of December 31, 2024.

Impact of Hedges on AOCI and the Consolidated Statements of Operations

The table below presents the effect of our derivatives on our AOCI and the consolidated statements of operations:

(In thousands)	Year Ended December 31,		
	2025	2024	2023
Derivatives Designated as Cash Flow Hedges:			
Consolidated derivatives:			
(Loss) gains recorded in AOCI before reclassifications[1]	$ (7,650)	$ 47,896	$ 45,364
Gains reclassified from AOCI to Interest expense[1]	$ (56,321)	$ (140,615)	$ (144,318)
Interest expense presented on the consolidated statements of operations	$ (266,675)	$ (229,442)	$ (209,468)
Unconsolidated Fund's derivatives (our share)[2][3]:			
Gains recorded in AOCI before reclassifications[1]	$ —	$ 5,417	$ 585
Gains reclassified from AOCI to Income (loss) from unconsolidated Fund[1]	$ —	$ (3,663)	$ (1,662)
Income (loss) from unconsolidated Fund presented on the consolidated statements of operations	$ —	$ 2,593	$ (34,643)
Gain reclassified from AOCI to Gain from consolidation of JV[3]	$ (4,762)	$ —	$ —
Gain from consolidation of JV presented on the consolidated statements of operations[3]	$ 47,212	$ —	$ —
Derivatives Not Designated as Cash Flow Hedges:			
Consolidated derivatives:			
Loss recorded as interest expense	$ 3	$ —	$ —

---

(1) See Note 11 for our AOCI reconciliation.

(2) We did not have any unconsolidated entities during the year ended December 31, 2025. For the comparable period, we calculate our share by multiplying the total amount for the Fund by our equity interest in the Fund. For more information about the Fund, including our equity interest percentage, see Note 6.

(3) We consolidated Partnership X commencing on January 1, 2025. See Note 3. Our share of the Partnership X's OCI on January 1, 2025 was reclassified to the gain from consolidation we recorded.

Future Reclassifications from AOCI

At December 31, 2025, we estimate that $15.3 million of gains in AOCI related to derivatives designated as cash flow hedges will be reclassified to interest expense during the next year.

11. Equity

Transactions

<u>During 2025:</u>

- We acquired 27 thousand OP Units in exchange for issuing an equal number of shares of our common stock to the holders of the OP Units.
- We acquired 24 thousand OP Units for $351 thousand in cash.
- In June 2025, one of our consolidated JVs raised $12.0 million of additional capital. We contributed $6.6 million of cash to the JV and another investor contributed $5.4 million of cash to the JV.

<u>During 2024:</u>

- We entered into a new consolidated JV in December 2024 that we manage and in which we own a 30% interest.
- We acquired 229 thousand OP Units in exchange for issuing an equal number of shares of our common stock to the holders of the OP Units.
- We acquired 9 thousand OP Units for $138 thousand in cash.

<u>During 2023:</u>

- We repurchased 9.1 million shares of our common stock for $109.1 million in cash, excluding transaction costs, in open market transactions. The average purchase price was $12.03 per share.
- We acquired 468 thousand OP Units in exchange for issuing an equal number of shares of our common stock to the holders of the OP Units.
- We acquired 209 thousand OP Units for $2.4 million in cash.

Noncontrolling Interests

Our noncontrolling interests consist of interests in our Operating Partnership and consolidated JVs which are not owned by us. See Note 3 regarding the noncontrolling interest in the Partnership X JV we consolidated on January 1, 2025. As of December 31, 2025, noncontrolling interests in our Operating Partnership owned 38.2 million OP Units and fully-vested LTIP Units, which represented approximately 18.6% of our Operating Partnership's total outstanding interests, and we owned 167.5 million OP Units (to match our 167.5 million shares of outstanding common stock), which represented approximately 81.4% of our Operating Partnership's total outstanding interests.

A share of our common stock, an OP Unit and an LTIP Unit (once vested and booked up) have essentially the same economic characteristics, sharing equally in the distributions from our Operating Partnership. Investors who own OP Units have the right to cause our Operating Partnership to acquire their OP Units for an amount of cash per unit equal to the market value of one share of our common stock at the date of acquisition, or, at our election, exchange their OP Units for shares of our common stock on a one-for-one basis. LTIP Units have been granted to our employees and non-employee directors as part of their compensation. These awards generally vest over a service period and once vested can generally be converted to OP Units provided our stock price increases by more than a specified hurdle.

Changes in our Ownership Interest in our Operating Partnership

The table below presents the effect on our equity from net income (loss) attributable to common stockholders and changes in our ownership interest in our Operating Partnership:

		Year Ended December 31,				
(In thousands)		**2025**		**2024**		**2023**
Net income (loss) attributable to common stockholders	$	16,267	$	23,517	$	(42,706)
Transfers from noncontrolling interests:						
Exchange of OP Units with noncontrolling interests		379		3,503		7,741
Repurchases of OP Units from noncontrolling interests		(10)		(4)		1,054
Net transfers from noncontrolling interests		369		3,499		8,795
Change from net income (loss) attributable to common stockholders and transfers from noncontrolling interests	$	16,636	$	27,016	$	(33,911)

AOCI Reconciliation[1]

The table below presents a reconciliation of our AOCI, which consists solely of adjustments related to derivatives designated as cash flow hedges:

		Year Ended December 31,				
(In thousands)		**2025**		**2024**		**2023**
Accumulated Other Comprehensive Income - Beginning balance	$	54,917	$	115,917	$	187,063
Consolidated derivatives:						
Other comprehensive (loss) income before reclassifications		(7,650)		47,896		45,364
Reclassification of gains from AOCI to Interest Expense		(56,321)		(140,615)		(144,318)
Unconsolidated Fund's derivatives (our share)[2][3]:						
Other comprehensive income before reclassifications		—		5,417		585
Reclassification of gains from AOCI to Income from unconsolidated Fund		—		(3,663)		(1,662)
Consolidation of unconsolidated Fund[3]		(4,762)		—		—
Net current period OCI		(68,733)		(90,965)		(100,031)
OCI attributable to noncontrolling interests		25,268		29,965		28,885
OCI attributable to common stockholders		(43,465)		(61,000)		(71,146)
Accumulated Other Comprehensive Income - Ending balance	$	11,452	$	54,917	$	115,917

---

(1) See Note 10 for the details of our derivatives and Note 14 for our derivative fair value disclosures.

(2) We did not have any unconsolidated entities during the year ended December 31, 2025. For the comparable periods, we calculate our share by multiplying the total amount for our Fund by our equity interest in the Fund. For more information about our Fund, including our equity interest percentage, see Note 6.

(3) We consolidated Partnership X commencing on January 1, 2025. See Note 3. Our share of Partnership X's OCI on January 1, 2025 was reclassified to the gain from consolidation we recorded.

Dividends (unaudited)

Our common stock dividends paid during 2025 are classified for federal income tax purposes as follows:

Record Date	Paid Date	Dividend Per Share	Ordinary Income %	Capital Gain %	Return of Capital %	Section 199A Dividend %
12/31/2024	1/15/2025	$ 0.19	— %	— %	100.0 %	— %
3/31/2025	4/15/2025	0.19	— %	— %	100.0 %	— %
6/30/2025	7/15/2025	0.19	— %	— %	100.0 %	— %
9/30/2025	10/15/2025	0.19	— %	— %	100.0 %	— %
Total / Weighted Average		$ 0.76	— %	— %	100.0 %	— %

12. EPS

The table below presents the calculation of basic and diluted EPS:

	Year Ended December 31,		
	2025	2024	2023
Numerator (In thousands):			
Net income (loss) attributable to common stockholders	$ 16,267	$ 23,517	$ (42,706)
Allocation to participating securities: Unvested LTIP Units	(1,468)	(1,377)	(1,191)
Net income (loss) attributable to common stockholders - basic and diluted	$ 14,799	$ 22,140	$ (43,897)
Denominator (In thousands):			
Weighted average shares of common stock outstanding - basic and diluted[1]	167,449	167,389	169,597
Net income (loss) per common share - basic and diluted	$ 0.09	$ 0.13	$ (0.26)

(1) Outstanding OP Units and vested LTIP Units are not included in the denominator in calculating diluted EPS, even though they may be exchanged under certain conditions for common stock on a one-for-one basis, because their associated net income or loss (equal on a per unit basis to the Net income or loss per common share - diluted) was already deducted in calculating Net income (loss) attributable to common stockholders. Accordingly, any exchange would not have any effect on diluted EPS. The table below presents the weighted average OP Units and vested LTIP Units outstanding for the respective periods:

	Year Ended December 31,		
(In thousands)	2025	2024	2023
OP Units	32,832	31,452	30,931
Vested LTIP Units	2,702	2,237	1,585

13. Stock-Based Compensation

Stock Incentive Plan

Plan description

The Douglas Emmett, Inc. 2016 Omnibus Stock Incentive Plan, as amended, our stock incentive plan (our "2016 Plan"), permits us to make grants of incentive stock options, non-qualified stock options, stock appreciation rights, deferred stock awards, restricted stock awards, dividend equivalent rights and other stock-based awards. On May 24, 2023, our stockholders approved an amendment to the 2016 Plan to, among other things, increase the number of common shares for future awards by 19.0 million. We had an aggregate of 6.2 million shares available for grant as of December 31, 2025. Awards such as LTIP Units, deferred stock and restricted stock, which deliver the full value of the underlying shares, are counted against the Plan limits as two shares. Awards such as stock options and stock appreciation rights are counted as one share. The number of shares reserved under our 2016 Plan is also subject to adjustment in the event of a stock split, stock dividend or other change in our capitalization. Shares of stock underlying any awards that are forfeited, canceled or otherwise terminated (other than by exercise) are added back to the shares of stock available for future issuance under the 2016 Plan. For options exercised, our policy is to issue common stock on a net settlement basis - net of the exercise price and related taxes.

Plan administration

Our 2016 Plan is administered by the compensation committee of our board of directors. The compensation committee may interpret our Plan and make all determinations necessary or desirable for the administration of our Plan. The committee has full power and authority to select the participants to whom awards will be granted, to make any combination of awards to participants, to accelerate the exercisability or vesting of any award and to determine the specific terms and conditions of each award, subject to the provisions of our Plan. All officers, employees, directors and other key personnel (including consultants and prospective employees) are eligible to participate in our 2016 Plan.

LTIP Units

We have made certain awards in the form of a separate series of units of limited partnership interests in our Operating Partnership called LTIP Units, which can be granted either as free-standing awards or in tandem with other awards under our 2016 Plan. Our LTIP Units are valued by reference to the value of our common stock at the time of grant, and are subject to such conditions and restrictions as the compensation committee may determine, including continued employment or service, and/or achievement of pre-established performance goals, financial metrics and other objectives. Once vested, LTIP Units can generally be converted to OP Units on a one for one basis, provided our stock price increases by more than a specified hurdle.

Employee Awards

We grant stock-based compensation in the form of LTIP Units as a part of our annual incentive compensation to various employees each year, a portion which vests at the date of grant, and the remainder which vests in three equal annual installments over the three calendar years following the grant date. Compensation expense for LTIP Units which are not vested at the grant date is recognized on a straight-line basis over the requisite service period for each separately vesting portion of the award. We have also made long-term grants in the form of LTIP Units to certain employees, which generally vest in equal annual installments over four to five calendar years following the grant date, and some of these grants include a portion which vests at the date of grant. In aggregate, we granted 3.2 million, 1.9 million, and 2.2 million LTIP Units to employees during 2025, 2024 and 2023, respectively.

Non-Employee Director Awards

As annual fees for their services, each of our non-employee directors receives a grant of LTIP Units that vests on a quarterly basis during the year the services are rendered, which is the calendar year following the grant date. In aggregate, we granted 127 thousand, 94 thousand, and 146 thousand LTIP Units to our non-employee directors during 2025, 2024 and 2023, respectively.

Compensation Expense

See Note 2 regarding our accounting policy for stock based compensation. At December 31, 2025, the total unrecognized stock-based compensation expense for unvested LTIP Unit awards was $19.5 million, which will be recognized over a weighted-average term of 2 years. The table below presents our stock-based compensation expense:

		Year Ended December 31,				
(In thousands)		**2025**		**2024**		**2023**
Stock-based compensation expense, net	$	21,208	$	21,038	$	19,834
Capitalized stock-based compensation	$	6,022	$	6,139	$	6,016

Stock-Based Award Activity

The table below presents our unvested LTIP Units activity:

Unvested LTIP Units:	Number of Units (Thousands)		Weighted Average Grant Date Fair Value		Grant Date Fair Value (Thousands)
Outstanding at December 31, 2022	1,600	$	15.73		
Granted	2,384	$	10.89	$	25,959
Vested	(1,970)	$	12.97	$	25,555
Forfeited	(17)	$	18.70	$	327
Outstanding at December 31, 2023	1,997	$	12.64		
Granted	1,945	$	14.38	$	27,970
Vested	(1,948)	$	13.85	$	26,991
Forfeited	(49)	$	14.65	$	714
Outstanding at December 31, 2024	1,945	$	13.12		
Granted	3,291	$	8.54	$	28,096
Vested	(2,721)	$	9.94	$	27,051
Forfeited	(27)	$	15.39	$	423
Outstanding at December 31, 2025	2,488	$	10.50		

14. Fair Value of Financial Instruments

Our estimates of the fair value of financial instruments were determined using available market information and widely used valuation methods. Considerable judgment is necessary to interpret market data and determine an estimated fair value. The use of different market assumptions or valuation methods may have a material effect on the estimated fair values. The FASB fair value framework hierarchy distinguishes between assumptions based on market data obtained from sources independent of the reporting entity, and the reporting entity's own assumptions about market-based inputs. The hierarchy is as follows:

Level 1 - inputs utilize unadjusted quoted prices in active markets for identical assets or liabilities.
Level 2 - inputs are observable either directly or indirectly for similar assets and liabilities in active markets.
Level 3 - inputs are unobservable assumptions generated by the reporting entity.

As of December 31, 2025, we did not have any fair value estimates of financial instruments using Level 3 inputs.

Financial instruments disclosed at fair value

<u>Short term financial instruments</u>

The carrying amounts for cash and cash equivalents, tenant receivables, interest payable, accounts payable, security deposits and dividends payable approximate fair value because of the short-term nature of these instruments.

<u>Secured notes payable</u>

See Note 8 for the details of our secured notes payable. We estimate the fair value of our consolidated secured notes payable by calculating the credit-adjusted present value of the principal and interest payments for each secured note payable. The calculation incorporates observable market interest rates which we consider to be Level 2 inputs, assumes that the loans will be outstanding through maturity, and includes any maturity extension options. The table below presents the estimated fair value and carrying value of our secured notes payable, the carrying value includes unamortized loan premium/discount and excludes unamortized deferred loan fees:

(In thousands)	December 31, 2025	December 31, 2024
Fair value	$ 5,566,229	$ 5,429,586
Carrying value	$ 5,594,452	$ 5,524,643

<u>Ground lease liability</u>

See Note 4 for the details of our ground lease. We estimate the fair value of our ground lease liability by calculating the present value of the future lease payments disclosed in Note 4 using our incremental borrowing rate. The calculation incorporates observable market interest rates which we consider to be Level 2 inputs. The table below presents the estimated fair value and carrying value of our ground lease liability:

(In thousands)	December 31, 2025	December 31, 2024
Fair value	$ 4,301	$ 3,764
Carrying value	$ 10,808	$ 10,822

Financial instruments measured at fair value on a recurring basis

<u>Derivative instruments</u>

See Note 10 for the details of our derivatives. We present our derivatives on our consolidated balance sheets at fair value, on a gross basis, excluding accrued interest. We estimate the fair value of our derivative instruments by calculating the credit-adjusted present value of the expected future cash flows of each derivative. The calculation incorporates the contractual terms of the derivatives, observable market interest rates which we consider to be Level 2 inputs, and credit risk adjustments to reflect the counterparty's as well as our own non-performance risk. Our derivatives are not subject to master netting arrangements. See Note 2 for our accounting policy for derivative instruments regarding the impact of the changes in fair value measurements on our financial statements.

The table below presents the estimated fair value of our derivatives.

(In thousands)	December 31, 2025	December 31, 2024
Derivative Assets:		
Fair value - consolidated derivatives[1]	$ 22,310	$ 77,620
Fair value - unconsolidated Fund's derivatives[2]	$ —	$ 6,459
Derivatives Liabilities:		
Fair value - consolidated derivatives	$ 6,437	$ —

(1) Consolidated derivatives, which reflect 100%, not our pro-rata share, of our consolidated JVs' derivatives, are included in interest rate contracts on our consolidated balance sheets. The fair values exclude accrued interest which is included in interest payable on our consolidated balance sheets.

(2) We consolidated Partnership X commencing on January 1, 2025. See Note 3. For the comparable period, the unconsolidated Fund's derivatives, reflect 100%, not our pro-rata share, of our unconsolidated Fund's derivatives. Our pro-rata share of the amounts related to the unconsolidated Fund's derivatives is included in our Investment in unconsolidated Fund on our consolidated balance sheets. See Note 6 for more information about Partnership X, including our equity interest percentage.

15. Segment Reporting

Segment information is prepared on the same basis that our chief operating decision maker (CODM) reviews information to assess performance and make resource allocation decisions. Our CODM is our CEO. We operate in two business segments: (i) the acquisition, development, ownership and management of office real estate and (ii) the acquisition, development, ownership and management of multifamily real estate. The services for our office segment primarily include rental of office space and other tenant services, including parking and storage space rental. The services for our multifamily segment include rental of apartments and other tenant services, including parking and storage space rental. Asset information by segment is not reported because we do not use this measure to assess performance or make decisions to allocate resources. Therefore, depreciation and amortization expense is not allocated among segments. General and administrative expenses and interest expense are not included in segment profit as our internal reporting addresses these items on a corporate level. The table below presents the operating activity of our reportable segments:

(In thousands)	Year Ended December 31,		
	2025	2024	2023
Office Segment			
Total office revenues	$ 805,516	$ 796,404	$ 829,945
Office expenses	(301,276)	(285,352)	(294,310)
Office segment profit	$ 504,240	$ 511,052	$ 535,635
Multifamily Segment			
Total multifamily revenues	$ 198,466	$ 190,074	$ 190,543
Multifamily expenses	(66,661)	(64,906)	(67,323)
Multifamily segment profit	$ 131,805	$ 125,168	$ 123,220
Total profit from all segments	$ 636,045	$ 636,220	$ 658,855

The table below presents a reconciliation of the net income (loss) attributable to common stockholders to the total profit from all segments:

(In thousands)	Year Ended December 31,		
	2025	2024	2023
Net income (loss) attributable to common stockholders	$ 16,267	$ 23,517	$ (42,706)
Net loss attributable to noncontrolling interests	(27,697)	(15,929)	(33,134)
Net (loss) income	(11,430)	7,588	(75,840)
General and administrative expenses	46,664	45,356	49,236
Depreciation and amortization	398,932	384,048	459,949
Other income	(18,021)	(28,019)	(19,633)
Other expenses	437	398	1,032
(Income) loss from unconsolidated Fund	—	(2,593)	34,643
Interest expense	266,675	229,442	209,468
Gain from consolidation of JV	(47,212)	—	—
Total profit from all segments	$ 636,045	$ 636,220	$ 658,855

16. Future Minimum Lease Rental Receipts

We lease space to tenants primarily under non-cancelable operating leases that generally contain provisions for a base rent plus reimbursement of certain operating expenses, and we own fee interests in two parcels of land from which we receive rent under ground leases. The table below presents the future minimum base rentals on our non-cancelable office tenant and ground leases for our consolidated properties at December 31, 2025:

Year ending December 31:	(In thousands)
2026	$ 590,286
2027	517,013
2028	428,593
2029	338,999
2030	284,261
Thereafter	1,014,549
Total future minimum base rentals[1]	$ 3,173,701

(1) Does not include (i) residential leases, which typically have a term of one year or less, (ii) holdover rent, (iii) other types of rent such as storage and antenna rent, (iv) tenant reimbursements, (v) straight line rent, (vi) amortization/accretion of acquired above/below-market lease intangibles, and (vii) percentage rents. The amounts assume that early termination options held by tenants will not be exercised.

17. Commitments, Contingencies and Guarantees

Legal Proceedings

From time to time, we are party to various lawsuits, claims and other legal proceedings that arise in the ordinary course of our business. Excluding ordinary, routine litigation incidental to our business, we are not currently a party to any legal proceedings that we believe would reasonably be expected to have a materially adverse effect on our business, financial condition or results of operations.

The Landmark Residences (Formerly Barrington Plaza)

In May 2023, we used a state law, the Ellis Act, to begin moving tenants out of the buildings in order to complete fire and life safety retrofits. We are appealing a ruling by a trial court in Santa Monica that the Ellis Act wasn't the proper avenue for removing those tenants. We do not expect the ruling to have a meaningful impact on the anticipated timing, cost, or ultimate plans for The Landmark Residences property, and continue to coordinate with the City of Los Angeles to comply with its order to sprinkler The Landmark Residences property and to complete other fire life safety work. We are currently in litigation with the insurance providers in 2020 for The Landmark Residences to recover certain costs associated with reconstruction.

Concentration of Risk

Tenant Receivables

We are subject to credit risk with respect to our tenant receivables and deferred rent receivables related to our tenant leases. Our tenants' ability to honor the terms of their respective leases remains dependent upon economic, regulatory and social factors. We seek to minimize our credit risk from our tenant leases by: (i) targeting smaller, more affluent office tenants, from a diverse mix of industries, (ii) performing credit evaluations of prospective tenants, and (iii) obtaining security deposits or letters of credit from our tenants. During 2025, 2024 and 2023, no tenant accounted for more than 10% of our total revenues.

Geographic Risk

All of our properties, including our consolidated JVs' properties, are located in Los Angeles County, California and Honolulu, Hawaii, and we are therefore susceptible to adverse economic and regulatory developments, as well as natural disasters, in those markets.

Derivative Counterparty Credit Risk

We are subject to credit risk with respect to our derivative counterparties. We do not post or receive collateral with respect to our derivative transactions. Our derivative contracts do not provide for right of offset between derivative contracts. See Note 10 for the details of our derivative contracts. We seek to minimize our credit risk by entering into agreements with a variety of counterparties with investment grade ratings.

Cash Balances

We have significant cash balances invested in a variety of short-term money market funds that are intended to preserve principal value and maintain a high degree of liquidity while providing current income. These investments are not insured against loss of principal and there is no guarantee that our investments in these funds will be redeemable at par value. We also have significant cash balances in bank accounts with high quality financial institutions with investment grade ratings. Interest bearing bank accounts at each U.S. banking institution are insured by the FDIC up to $250 thousand.

Asset Retirement Obligations

Conditional asset retirement obligations represent a legal obligation to perform an asset retirement activity in which the timing and/or method of settlement is conditional on a future event that may or may not be within our control. A liability for a conditional asset retirement obligation must be recorded if the fair value of the obligation can be reasonably estimated. Environmental site assessments have identified thirty-three buildings in our Total Portfolio which contain asbestos, and would have to be removed in compliance with applicable environmental regulations if these properties are demolished or undergo major renovations. As of December 31, 2025, the obligations to remove the asbestos from properties which are currently undergoing major renovations, or that we plan to renovate in the future, are not material to our consolidated financial statements. As of December 31, 2025, the obligations to remove the asbestos from our other properties have indeterminable settlement dates, and we are unable to reasonably estimate the fair value of the associated conditional asset retirement obligations.

Contractual Commitments

As of December 31, 2025, we had an aggregate remaining contractual commitment for development projects, repositioning projects, capital expenditure projects and tenant improvements of approximately $277.2 million.

Loan Guarantees

During 2023, we signed a guarantee for the $175.0 million consolidated JV loan which guarantees the portion of the loan principal that would need to be paid down to meet the minimum debt yield in the loan agreement. The loan matures on April 26, 2029. The guarantee will remain in effect until either the guarantee obligation or the loan is paid in full. As of December 31, 2025, we estimate the risk of loss for this guarantee to be low. See Note 8 for more information regarding our debt.

OUR SENIOR MANAGEMENT

JORDAN L. KAPLAN
Chairman & Chief Executive Officer

KENNETH M. PANZER
President & Chief Operating Officer

PETER D. SEYMOUR
Chief Financial Officer

KEVIN A. CRUMMY
Chief Investment Officer

MICHELE L. ARONSON
Executive Vice President,
General Counsel and Secretary

CORPORATE HEADQUARTERS

1299 Ocean Avenue
Suite 1000
Santa Monica, CA 90401
310.255.7700

INVESTOR INFORMATION

***For additional information,
please contact:***

Stuart McElhinney
Vice President, Investor Relations
smcelhinney@douglasemmett.com
310.255.7751

Our SEC Filings, including
our latest 10-K and proxy statement,
are available on our website at

www.douglasemmett.com

OUR BOARD OF DIRECTORS

JORDAN L. KAPLAN
Chairman & Chief Executive Officer

KENNETH M. PANZER
President & Chief Operating Officer

ANDY COHEN, FAIA
Global Co-Chair,
Gensler

DORENE C. DOMINGUEZ
Chairwoman & Chief Executive Officer
Vanir Group of Companies Inc.

VIRGINIA A. MCFERRAN
Technology & Data Science Advisor

THOMAS E. O'HERN
Former Chief Executive Officer,
The Macerich Company

WILLIAM E. SIMON, JR.
Partner Emeritus, Simon Quick Advisors

SHIRLEY WANG
Founder & Chief Executive Officer,
Plastpro Inc.

STOCK EXCHANGE

The New York Stock Exchange – NYSE
Ticker Symbol – DEI

LEGAL COUNSEL

Latham & Watkins, LLP
Los Angeles

**INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM**

Ernst & Young LLP
Los Angeles, CA

**SHAREHOLDER
ACCOUNT ASSISTANCE**

Shareholder records are maintained by
Douglas Emmett's Transfer Agent:

Computershare Investor Services, LLC
312.588.4990

ANNUAL MEETING

Virtual shareholders meeting by live
webcast only*

*Please see our definitive proxy statement for our upcoming annual meeting for important instructions on how to register for, attend, participate in and vote at the annual meeting. There is no in person attendance at the annual meeting.



At Douglas Emmett concern for the environment is ingrained in our corporate culture. We are committed to implementing and maintaining financially responsible sustainability programs in our properties. Through the years we have proactively introduced conservation and sustainability measures across our portfolio that have significantly reduced our energy consumption, increased our operational efficiencies and reduced our carbon footprint. We engage our service providers, suppliers, and tenants to join our mission and work with them to pursue opportunities where cost savings and social responsibility merge.

At Douglas Emmett we know that sustainability is a yard stick for both social responsibility and fiscal management. Simply put, thoughtful implementation of sustainable initiatives is good business.



Map of Office and Residential Properties



Los Angeles · Westside
- 52 office properties
- ▲ 10 residential properties

Los Angeles · Valley
- 16 office properties

Warner Center

Woodland Hills

Encino
Sherman Oaks

Burbank

Glendale

SANTA MONICA MOUNTAINS

Bel-Air

Hollywood

West Hollywood

Brentwood

UCLA
Westwood

Beverly Hills

Malibu

Pacific Palisades

Santa Monica

Century City

Mid-Wilshire

Dodger Stadium

Olympic Corridor

Culver City

Downtown Los Angeles

USC

PACIFIC OCEAN

Venice

Playa Vista

Los Angeles International Airport (LAX)

Honolulu
- 2 office properties
- ▲ 4 residential properties

OAHU

Pearl Harbor

Honolulu

Honolulu International Airport

Downtown

Waikiki

PACIFIC OCEAN

www.douglasemmett.com